



CARNIVAL
CORPORATION & PLC

2012 ANNUAL REPORT

COMPANY

Carnival Corporation & plc is the largest cruise company and among the most profitable and financially strong leisure travel companies in the world. Our mission is to take the world on vacation and deliver exceptional experiences that appeal to a large variety of consumers, all at an outstanding value.

Our portfolio of cruise brands in North America, Europe, Australia and Asia are comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn, AIDA Cruises, Costa Cruises, Cunard, Ibero Cruises, P&O Cruises (Australia) and P&O Cruises (UK). Together, these brands operate 100 ships totaling 203,000 lower berths with nine new ships scheduled to be delivered between March 2013 and March 2016. Carnival Corporation & plc also operates Holland America Princess Alaska Tours, the leading tour company in Alaska and the Canadian Yukon, which complements our Alaska cruise operations. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

HIGHLIGHTS

	2012	2011	2010	2009	2008
	(in millions, except per share amounts and other statistical data)				
Revenues	**$ 15,382**	$ 15,793	$ 14,469	$ 13,460	$ 14,947
Net Income	**$ 1,298**	$ 1,912	$ 1,978	$ 1,790	$ 2,324
Earnings Per Share - Diluted	**$ 1.67**	$ 2.42	$ 2.47	$ 2.24	$ 2.90
Non-GAAP Earnings Per Share - Diluted [(a)]	**$ 1.88**	$ 2.42	$ 2.47	$ 2.24	$ 2.90
Regular Dividends Declared Per Share	**$ 1.00**	$ 1.00	$ 0.40	$ -	$ 1.60
Special Dividends Declared Per Share	**$ 0.50**	$ -	$ -	$ -	$ -
Free Cash Flow [(b)]	**$ 1,175**	$ 1,070	$ 239	$ -	$ 38
Other Statistical Data					
Passengers Carried (in thousands)	**9,829**	9,559	9,147	8,519	8,183
Passenger Capacity [(c)] [(d)]	**202,784**	195,872	191,464	180,746	169,040
Number of Ships [(d)]	**100**	99	98	93	88
Average Number of Employees	**90,000**	90,000	87,000	84,000	82,000

[(a)] For a discussion of the reconciliation to U.S. GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

[(b)] Free cash flow is defined as cash from operations less net capital expenditures.

[(c)] Passenger capacity is calculated based on two passengers per cabin.

[(d)] As of November 30, except for 2011 passenger capacity and number of ships, which are as of January 23, 2012.

Dear Shareholders:

Carnival Corporation & plc is well positioned for a significant earnings recovery despite the challenges our company has faced since 2012. Most recently, an engine room fire, which occurred on the *Carnival Triumph* on February 10, 2013, caused a loss of propulsion in the Gulf of Mexico. The fire was extinguished and no one – guest or crew – was injured.

I am pleased to report that our extinguishing systems and training, which have been further enhanced over the past two years, worked effectively. I am sincerely sorry, however, for the frustration, hardship and discomfort our guests had to endure as a result of the journey back to port with limited hotel services. We are dedicating the full resources of the company to understand what went wrong and to find solutions to avoid a similar occurrence in the future. Our commitment to the safety and security of our guests and crew has always been and remains our first priority.

In early 2012, the *Costa Concordia* tragedy had a profound impact on each and every employee of the company, both shipboard and shoreside. This has driven us to further reinforce our commitment to the safety of our guests and crew. Since the incident, we have taken steps to identify lessons learned and best practices. In addition, we have and will continue to implement improvements to our already established procedures and training programs.

2012 Financial Overview

Net income for the full year 2012 decreased to $1.3 billion compared to $1.9 billion for the prior year due primarily to a combination of lower revenues and higher fuel prices. At the same time, our efforts to improve efficiency were effective and our cash flow was strong.

Revenues declined $410 million primarily as a result of the direct and indirect consequences of the *Costa Concordia* incident. Net revenue yields declined 2.5 percent (constant dollars) due primarily to lower cruise ticket prices and occupancies for the Costa brand. Excluding Costa, we were able to maintain full year 2012 net revenue yields in line with the prior year.

Significantly higher fuel prices reduced earnings by $215 million compared to the prior year. However, we were able to mitigate that impact by driving down fuel consumption per unit another four percent. Net cruise costs excluding fuel were slightly lower on a unit basis.

Even with the many challenges faced in 2012, we generated $3 billion of cash from operations, more than enough to fund our net capital investments of $1.8 billion. All of the resulting free cash flow was returned to shareholders. Our regular quarterly dividend of $0.25 per share, combined with a special year-end dividend of $0.50 per share, resulted in $1.2 billion of distributions to our shareholders. We also purchased 2.6 million of the company's shares in the open market at a cost of $90 million during 2012.

25th Anniversary

2012 also marked the historic 25th anniversary of our initial public offering (IPO). In 1987, our flagship brand, Carnival Cruise Lines, first went public and raised $400 million, which laid the foundation for our future expansion. Since our IPO, we have grown from a single North American brand with seven ships to a truly global cruise company offering a portfolio of 10 brands and 100 ships serving every segment of the cruise market. Today, we take great pride in providing rewarding and memorable vacations to nearly 10 million guests each year.

While our company has changed over the years, one area remains constant – our commitment to serving the community. My father, the late Ted Arison, strongly believed in the importance of giving back and that philosophy was ingrained in our corporate culture early on. We strive each and every year to make a difference in our homeports and various regions around the world in need. I am proud to report that during the past year Carnival Corporation & plc gave nearly $10 million to charitable organizations, including a $2 million donation to support Hurricane Sandy relief efforts.

The strength of our people, values, culture and mission has driven superior returns for our shareholders. A dollar invested in Carnival stock 25 years ago would be worth 19 times that today, representing a total return almost twice that of the S&P 500 over the same period.

Vision

Looking forward, we remain dedicated to profitably growing our cruise business and driving returns on capital higher. We continue to expand our fleet through a measured pace of two to three new ship introductions each year. Some of these vessels are expected to replace existing capacity from the possible sales of older, less-efficient ships. Currently, we have nine cruise ships scheduled for delivery through March 2016. Each of our cruise lines has a strong, well-established brand position and continues to attract a growing number of new and repeat customers. We have strategically timed the introduction of these new ships to allow ample time for each brand to grow its passenger base and absorb the new capacity.

We continue to invest in major capital improvements for our existing fleet which are designed to further enhance the guest experience. Fun Ship 2.0 is Carnival Cruise Lines' multi-year $500 million initial investment to transform its shipboard experience through exciting partnerships and new branded spaces. We anticipate these types of initiatives will result in higher revenue yields on our existing fleet as well as our new ships as consumers value these exciting new dining and entertainment options.

In addition, we are focused on the growth of emerging cruise regions. During the past five years, we have doubled our guest sourcing from emerging markets, a trend we expect will continue in the future. In 2013, we will capitalize on the increasing popularity of cruising in Asia with the deployment of a second Costa ship in China and the launch of a new Princess program for the Japanese vacation market. As a result of the initial success of the Princess launch, Princess has announced the addition of a second ship to Japan in 2014. We believe the growing prosperity and size of the Asian vacation market provides significant potential for future growth.

We continue to focus on managing costs and have made significant strides toward reducing fuel consumption. In 2013, we expect to reduce fuel consumption per unit by another five percent. This will represent a cumulative 21 percent reduction since 2007. In addition, our profit improvement teams are dedicated to reducing other costs through benchmarking and sharing best practices among our operating companies, as well as gaining efficiencies by implementing new technologies.

Through our collective efforts, we expect to generate increasing cash from operations in 2013 and beyond which should fund our capital investments and provide significant free cash flow. We remain committed to increasing shareholder returns through a combination of dividend distributions and opportunistic share repurchases. To that end, we recently announced the renewal of our $1 billion share repurchase authorization. Our ongoing share repurchase program demonstrates our continued confidence in the earnings power of our global brands.

Strengthened Commitment to Safety

As I committed to you last year, in the wake of the *Concordia* incident, we launched a comprehensive audit and review of safety and emergency response. This wide-ranging review included consultation with outside experts in several key safety areas to ensure that we understand what went wrong and prevent it from happening again. As a result of what we learned from this review, we:

- Are implementing uniform, detailed bridge and engine resource management procedures across all of our operating companies and ships
- Expanded and accelerated training of our bridge and engine watch teams in those best practices at our CSMART facility in Almere, Netherlands
- Are restructuring our safety operations audit program to ensure consistent best practices are employed on all of our ships
- Formed a new corporate Maritime Quality Assurance department to monitor both bridge operations and the implementation of modified policies across all the Health, Environmental, Safety and Security (HESS) disciplines and provide feedback for continuous improvement in the safety of our operations
- Are consolidating our HESS operating practices into a single, corporate-wide HESS Management System to ensure uniform application of best practices across our fleet

During 2012, we actively participated, in a leadership role, in the Cruise Industry Operational Safety Review that Cruise Lines International Association and European Cruise Council launched on behalf of the global cruise industry. This industry review encompassed careful examination of existing safety procedures to identify industry best practices and develop new policies for bridge procedure harmonization and bridge access, passenger muster and emergency instructions, and passage planning and approvals.

We are confident that the combination of these comprehensive initiatives provides us with the tools to further enhance the policies and practices that ensure the safety and security of our guests and crew. The global cruise industry remains one of the world's safest and I want to reiterate our deep and continuing commitment to protecting the health, safety and security of our guests, employees and all others working on behalf of the company.

In Closing

I would like to thank all of our shareholders for their support during this very challenging time. I would also like to thank the 90,000 shipboard and shoreside employees of Carnival Corporation & plc and our board of directors for their hard work and perseverance during the past year.

I also take this opportunity to recognize Bob Dickinson, Peter Ratcliffe and Modesto "Mitch" Maidique who will be leaving our board. Bob was instrumental in propelling Carnival Cruise Lines from a small unknown brand to a cruise industry leader during his 41-year tenure with the company and helped shape the growth of the modern-day cruise industry. Peter is one of the most highly respected executives to serve in the cruise industry over his 35-year career. Peter was invaluable during the merger between Carnival Corporation and P&O Princess Cruises plc in 2003, which created the world's largest cruise vacation group. Mitch has been a member of our board for 19 years and has provided invaluable guidance and counsel during a period of unprecedented growth. His significant contributions during nearly two decades on our board were greatly appreciated. I personally want to thank these gentlemen for their years of service and immeasurable contributions.

Carnival Corporation & plc continues to be a very strong company. This past year was a testament to our ability to weather a challenging period through the outstanding leadership of our global management teams, the foresight and vision of our board, and the spirit of teamwork shared by our 90,000 employees worldwide. Our long-term fundamentals remain strong and our brands continue to provide truly exceptional vacation experiences at an outstanding value to millions of satisfied consumers around the globe.

Sincerely,



Micky Arison
Chairman & CEO
Carnival Corporation & plc
February 21, 2013



CARNIVAL
CORPORATION & PLC

SHAREHOLDER BENEFIT

Carnival Corporation & plc is pleased to extend the following benefit to our shareholders:

	North America Brands	Continental Europe Brands	United Kingdom Brands	Australia Brands
Onboard credit per stateroom on sailings of 14 days or longer	US $250	€200	£150	A$ 250
Onboard credit per stateroom on sailings of 7 to 13 days	US $100	€ 75	£ 60	A$ 100
Onboard credit per stateroom on sailings of 6 days or less	US $ 50	€ 40	£ 30	A$ 50

The benefit is applicable on sailings through July 31, 2014 aboard the brands listed below. Certain restrictions apply. Applications to receive these benefits should be made at least two weeks prior to cruise departure date.

This benefit is available to shareholders holding a minimum of 100 shares of Carnival Corporation or Carnival plc. Employees, travel agents cruising at travel agent rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable and cannot be used for casino credits/charges and gratuities charged to your onboard account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2014.

Please provide by fax or by mail your name, reservation number, ship and sailing date, along with proof of ownership of Carnival Corporation or Carnival plc shares (for example, photocopy of shareholder proxy card, shares certificate or a current brokerage or nominee statement with your brokerage account number **blacked out**) to your travel agent or to the cruise line you have selected below.

North America Brands

Carnival Cruise Lines

Guest Administration
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800 438 6744 ext. 70450
Fax 305 406 6477

Princess Cruises*

Booking Support
24303 Town Center Drive, Suite 200
Santa Clarita, CA 91355
Tel 800 872 6779 ext. 30317
Fax 661 753 0180

Holland America Line

World Cruise Reservations
300 Elliott Avenue West
Seattle, WA 98119
Tel 800 522 3399
Fax 206 281 0627

Seabourn

Seabourn Reservations
300 Elliott Avenue West
Seattle, WA 98119
Tel 800 929 9391
Fax 206 501 2900

Cunard*

Booking Support
24303 Town Center Drive, Suite 200
Santa Clarita, CA 91355
Tel 800 872 6779 ext. 30317
Fax 661 753 0180

Costa Cruises*

Guest Services Administration
200 S. Park Road, Suite 200
Hollywood, FL 33021
Tel 800 462 6782
Fax 954 266 5868

Continental Europe Brands

Costa Cruises*

Manager of Reservation
Piazza Piccapietra, 48
16121 Genoa, Italy
Tel 39 0 10 548 3800
Fax 39 0 10 999 7019

Aida Cruises

Manager of Reservations
Am Strande 3d
18055 Rostock, Germany
Tel 49 0 381 202 7 0803
Fax 49 0 381 2027 0804

Ibero Cruises

Reservations Manager
Ciudad Empresarial Adequa
Avda. de Burgos 89; 4º
28050 Madrid, Spain
Tel 34 91 334 9350
Fax 34 93 295 2101

United Kingdom Brands

P & O Cruises (UK)
Cunard*

Senior Shareholder Executive
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 0 843 374 2245
Fax 44 0 238 065 7360

Princess Cruises (UK)*

Princess Reservations
Carnival UK
Carnival House
100 Harbour Parade
Southampton
SO15 1ST
United Kingdom
Tel 44 0 843 373 0333
Fax 44 0 238 065 7509

Australia Brands

P & O Cruises (Australia)
Princess Cruises*
Carnival Cruise Lines*

Customer Service Manager
PO Box 2006
North Sydney NSW 2059
Tel 61 2 8 424 8800
Fax 61 2 8 424 9161

*The onboard credit for Carnival Cruise Lines, Costa Cruises, Cunard and Princess Cruises is determined based on the operational currency onboard the vessel.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Years Ended November 30,		
	2012	2011	2010
Revenues			
Cruise			
Passenger tickets	$11,658	$12,158	$11,084
Onboard and other	3,513	3,357	3,104
Tour and other	211	278	281
	15,382	15,793	14,469
Operating Costs and Expenses			
Cruise			
Commissions, transportation and other	2,292	2,461	2,272
Onboard and other	558	506	474
Fuel	2,381	2,193	1,622
Payroll and related	1,742	1,723	1,611
Food	960	965	869
Other ship operating	2,233	2,247	2,032
Tour and other	154	204	212
	10,320	10,299	9,092
Selling and administrative	1,720	1,717	1,614
Depreciation and amortization	1,527	1,522	1,416
Ibero goodwill and trademark impairment charges	173	-	-
	13,740	13,538	12,122
Operating Income	1,642	2,255	2,347
Nonoperating (Expense) Income			
Interest income	10	11	12
Interest expense, net of capitalized interest	(336)	(365)	(378)
Unrealized gains on fuel derivatives, net	6	1	-
Realized losses on fuel derivatives	(13)	-	-
Other (expense) income, net	(7)	10	(2)
	(340)	(343)	(368)
Income Before Income Taxes	1,302	1,912	1,979
Income Tax Expense, Net	(4)	-	(1)
Net Income	$ 1,298	$ 1,912	$ 1,978
Earnings Per Share			
Basic	$ 1.67	$ 2.43	$ 2.51
Diluted	$ 1.67	$ 2.42	$ 2.47
Dividends Declared Per Share	$ 1.50	$ 1.00	$ 0.40

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Years Ended November 30,		
	2012	2011	2010
Net Income	$1,298	$1,912	$1,978
Items Included in Other Comprehensive Income (Loss)			
Change in foreign currency translation adjustment	25	(24)	(664)
Other	(23)	69	(52)
Other Comprehensive Income (Loss)	2	45	(716)
Total Comprehensive Income	$1,300	$1,957	$1,262

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED BALANCE SHEETS
(in millions, except par values)

	November 30, 2012	November 30, 2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 465	$ 450
Trade and other receivables, net	270	263
Insurance recoverables	460	30
Inventories	390	374
Prepaid expenses and other	236	195
Total current assets	1,821	1,312
Property and Equipment, Net	32,137	32,054
Goodwill	3,174	3,322
Other Intangibles	1,314	1,330
Other Assets	715	619
	$39,161	$38,637
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ 56	$ 281
Current portion of long-term debt	1,678	1,019
Accounts payable	549	576
Dividends payable	583	194
Claims reserve	553	97
Accrued liabilities and other	845	832
Customer deposits	3,076	3,106
Total current liabilities	7,340	6,105
Long-Term Debt	7,168	8,053
Other Long-Term Liabilities	724	647
Commitments and Contingencies		
Shareholders' Equity		
Common stock of Carnival Corporation, $0.01 par value; 1,960 shares authorized; 649 shares at 2012 and 647 shares at 2011 issued	6	6
Ordinary shares of Carnival plc, $1.66 par value; 215 shares at 2012 and 2011 issued	357	357
Additional paid-in capital	8,252	8,180
Retained earnings	18,479	18,349
Accumulated other comprehensive loss	(207)	(209)
Treasury stock, 55 shares at 2012 and 52 shares at 2011 of Carnival Corporation and 33 shares at 2012 and 2011 of Carnival plc, at cost	(2,958)	(2,851)
Total shareholders' equity	23,929	23,832
	$39,161	$38,637

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended November 30,		
	2012	2011	2010
OPERATING ACTIVITIES			
Net income	$ 1,298	$ 1,912	$ 1,978
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,527	1,522	1,416
Ibero goodwill and trademark impairment charges	173	-	-
Share-based compensation	39	46	43
Losses and (gains) on fuel derivatives, net	7	(1)	-
Other, net	61	49	(15)
Changes in operating assets and liabilities			
Receivables	(15)	(43)	106
Inventories	(16)	(54)	(12)
Insurance recoverables, prepaid expenses and other	148	18	(14)
Accounts payable	(24)	67	(36)
Claims reserves, accrued and other liabilities	(192)	(41)	81
Customer deposits	(7)	291	271
Net cash provided by operating activities	2,999	3,766	3,818
INVESTING ACTIVITIES			
Additions to property and equipment	(2,332)	(2,696)	(3,579)
Insurance proceeds for the ship	508	-	-
Other, net	52	50	78
Net cash used in investing activities	(1,772)	(2,646)	(3,501)
FINANCING ACTIVITIES			
(Repayments of) proceeds from short-term borrowings, net	(224)	(450)	626
Principal repayments of revolvers	-	(13)	(350)
Proceeds from revolvers	-	8	94
Principal repayments of other long-term debt	(1,052)	(1,237)	(1,842)
Proceeds from issuance of other long-term debt	946	1,696	1,280
Dividends paid	(779)	(671)	(237)
Purchases of treasury stock	(90)	(454)	(524)
Sales of treasury stock	-	-	545
Other, net	9	28	4
Net cash used in financing activities	(1,190)	(1,093)	(404)
Effect of exchange rate changes on cash and cash equivalents	(22)	(6)	(22)
Net increase (decrease) in cash and cash equivalents	15	21	(109)
Cash and cash equivalents at beginning of year	450	429	538
Cash and cash equivalents at end of year	$ 465	$ 450	$ 429

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common stock	Ordinary shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total share-holders' equity
Balances at November 30, 2009	$6	$354	$7,920	$15,561	$ 462	$(2,264)	$22,039
Net income	-	-	-	1,978	-	-	1,978
Other comprehensive loss	-	-	-	-	(716)	-	(716)
Cash dividends declared	-	-	-	(315)	-	-	(315)
Purchases and sales under the Stock Swap program and other	-	1	174	-	-	(130)	45
Balances at November 30, 2010	6	355	8,094	17,224	(254)	(2,394)	23,031
Net income	-	-	-	1,912	-	-	1,912
Other comprehensive income	-	-	-	-	45	-	45
Cash dividends declared	-	-	-	(787)	-	-	(787)
Purchases of treasury stock under the Repurchase Program and other	-	2	86	-	-	(457)	(369)
Balances at November 30, 2011	6	357	8,180	18,349	(209)	(2,851)	23,832
Net income	-	-	-	1,298	-	-	1,298
Other comprehensive income	-	-	-	-	2	-	2
Cash dividends declared	-	-	-	(1,168)	-	-	(1,168)
Purchases of treasury stock under the Repurchase Program and other	-	-	72	-	-	(107)	(35)
Balances at November 30, 2012	$6	$357	$8,252	$18,479	$(207)	$(2,958)	$23,929

The accompanying notes are an integral part of these consolidated financial statements.

CARNIVAL CORPORATION & PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – General

Description of Business

Carnival Corporation is incorporated in Panama, and Carnival plc is incorporated in England and Wales. Carnival Corporation and Carnival plc operate a dual listed company ("DLC"), whereby the businesses of Carnival Corporation and Carnival plc are combined through a number of contracts and through provisions in Carnival Corporation's Articles of Incorporation and By-Laws and Carnival plc's Articles of Association. The two companies operate as if they are a single economic enterprise, but each has retained its separate legal identity. Each company's shares are publicly traded; on the New York Stock Exchange ("NYSE") for Carnival Corporation and the London Stock Exchange for Carnival plc. In addition, Carnival plc American Depository Shares are traded on the NYSE. See Note 3.

The consolidated financial statements include the accounts of Carnival Corporation and Carnival plc and their respective subsidiaries. Together with their consolidated subsidiaries, they are referred to collectively in these consolidated financial statements and elsewhere in this 2012 Annual Report as "Carnival Corporation & plc," "our," "us" and "we."

We are the largest cruise company and among the largest leisure travel companies in the world. Each of our ten cruise brands is an operating segment that we aggregate into either the (1) North America or (2) Europe, Australia & Asia ("EAA") reportable cruise segments (see Note 12). As of January 22, 2013, our cruise brands' summary information is as follows:

Cruise Brands	Passenger Capacity (a)	Number of Cruise Ships	Primary Markets (b)
North America			
Carnival Cruise Lines	61,968	24	North America
Princess Cruises ("Princess")	36,912	16	North America
Holland America Line	23,492	15	North America
Seabourn	1,986	6	North America
North America Cruise Brands	124,358	61	
EAA			
Costa Cruises ("Costa")	31,720	14	Italy, France and Germany
AIDA Cruises ("AIDA")	16,442	9	Germany
P&O Cruises (UK)	14,636	7	United Kingdom ("UK")
Cunard	6,672	3	UK and North America
P&O Cruises (Australia)	4,780	3	Australia
Ibero Cruises ("Ibero")	4,176	3	Spain and South America
EAA Cruise Brands	78,426	39	
	202,784	100	

(a) In accordance with cruise business practice, passenger capacity is calculated based on the assumption of two passengers per cabin even though some cabins can accommodate three or more passengers.

(b) Represents the primary regions or countries where guests are sourced.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

We consolidate entities over which we have control, as typically evidenced by a voting control of greater than 50% or for which we are the primary beneficiary, whereby we have the power to direct the most significant activities and the obligation to absorb significant losses or receive significant benefits from the entity (see Note 3). We do not separately present our noncontrolling interests in the consolidated financial statements since the amounts are insignificant. For affiliates we do not control but where significant influence over financial and operating policies exists, as typically evidenced by a voting control of 20% to 50%, the investment is accounted for using the equity method.

Preparation of Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results may differ from the estimates used in preparing our consolidated financial statements. All significant intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include investments with maturities of three months or less at acquisition, which are stated at cost. At November 30, 2012 and 2011, cash and cash equivalents are comprised of cash on hand, money market funds and time deposits.

Inventories

Inventories consist principally of food and beverage provisions, hotel and restaurant products and supplies, fuel and gift shop and art merchandise held for resale, which are all carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out methods.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization were computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Years	Residual Values
Ships	30	15%
Ship improvements	Shorter of remaining ship life or useful life (3-28)	0% or 15%
Buildings and improvements	5-40	0-10%
Computer hardware and software	3-10	0-10%
Transportation equipment and other	2-20	0-10%
Leasehold improvements, including port facilities	Shorter of lease term or related asset life (3-30)	-

The cruise business is very capital intensive. Each year, a capital program is developed for the improvement of our ships, as well as asset replacements to enhance efficiency of operations, gain strategic benefits or provide newer improved product offerings to our guests. Ship improvement costs that we believe add value to our ships, such as those incurred for refurbishments, safety and operational efficiencies, are capitalized to the ships and depreciated over their or the ships' estimated remaining useful life, whichever is shorter, while costs of repairs and maintenance, including minor improvement costs, are charged to expense as incurred. We capitalize interest as part of the cost of acquiring ships and other capital projects during their construction period. The specifically identified or estimated cost and accumulated depreciation of previously capitalized ship components are written-off upon retirement, which may result in a loss on disposal that is included in other ship operating expenses.

Dry-dock costs primarily represent planned major maintenance activities that are incurred when a ship is taken out-of-service for scheduled maintenance. These costs are expensed as incurred and included in other ship operating expenses.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Upon the occurrence of a triggering event, the assessment of possible impairment is based on our ability to recover the carrying value of our asset, which is determined by using the asset's estimated undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the asset's carrying value over its estimated fair value. As it relates to our ships, the lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities is at the individual ship level.

Intangibles

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business acquisitions. We review our goodwill for impairment at least annually and, when events or circumstances dictate, more frequently. All of our goodwill has been allocated to our reporting units, also referred to as "cruise brands."

In 2012, we adopted new authoritative accounting guidance that allows us to first assess qualitative factors to determine whether it is necessary to perform the more detailed two-step quantitative goodwill impairment test. We would perform the quantitative test if our qualitative assessment determined it is more-likely-than-not that a cruise brand's fair value is less than its carrying amount. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test for any cruise brand. When performing the quantitative test, if the fair value of the cruise brand exceeds its carrying value, no further analysis or write-down of goodwill is required. However, if the fair value of the cruise brand is less than the carrying value of its net assets, the estimated fair value of the cruise brand is assigned to all its underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair values. If necessary, goodwill is then written down to its implied fair value.

Trademarks represent substantially all of our other intangibles. For certain acquisitions, we have allocated a portion of the purchase prices to the acquiree's identified trademarks. Trademarks are estimated to have an indefinite useful life and, therefore, are not amortizable, but are reviewed for impairment at least annually and, when events or circumstances dictate, more frequently.

In 2012, we also adopted new authoritative accounting guidance that allows us to first assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative trademark impairment test. We would perform the quantitative test if our qualitative assessment determined it was more-likely-than-not that the trademarks are impaired. We may also elect to bypass the qualitative assessment and proceed directly to the quantitative test. Our trademarks would be considered impaired if their carrying value exceeds their estimated fair value. The costs of developing and maintaining our trademarks are expensed as incurred.

A significant amount of judgment is required in estimating the fair values of our cruise brands and trademarks.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard and other activities, and all associated direct costs and expenses of a voyage are recognized as cruise costs and expenses, upon completion of voyages with durations of ten nights or less and on a pro rata basis for voyages in excess of ten nights. The impact of recognizing these shorter duration cruise revenues and costs and expenses on a completed voyage basis versus on a pro rata basis is not material. Future travel discount vouchers issued to guests are recorded as a reduction of cruise passenger ticket revenues when such vouchers are utilized. Cancellation fees are recognized in cruise passenger ticket revenues at the time of the cancellation.

Our sale to guests of air and other transportation to and from airports near the home ports of our ships and the related cost of purchasing these services are recorded in cruise passenger ticket revenues and cruise transportation costs, respectively. The proceeds that we collect from the sale of third party shore excursions and on behalf of onboard concessionaires, net of the amounts remitted to them, are recorded as concession revenues in onboard and other cruise revenues. All these amounts are recognized on a completed voyage or pro rata basis as discussed above.

Cruise passenger ticket revenues include fees and taxes levied by governmental authorities and collected by us from our guests. A portion of these fees and taxes vary with guest head counts and are directly imposed on a revenue-producing arrangement. This portion of the fees and taxes is expensed in commissions, transportation and other costs when the corresponding revenues are recognized. These fees and taxes included in passenger ticket revenues and commissions, transportation and other costs were $477 million, $405 million and $346 million in 2012, 2011 and 2010, respectively. The remaining portion of governmental fees and taxes are also included in passenger ticket revenues but are expensed in other ship operating expenses when the corresponding revenues are recognized.

Revenues and expenses from our hotel and transportation operations, which are included in our Tour and Other segment, are recognized at the time the services are performed or expenses are incurred. Revenues from the leasing of two of our ships to an unaffiliated entity, which are also included in our Tour and Other segment, are recognized ratably over the term of the charter agreement using the straight-line method.

Insurance

We maintain insurance to cover a number of risks including, among others, illness and injury to crew, guest injuries, pollution, damages to hull and machinery for each of our ships, war risks, workers' compensation, employee health, directors and officers liability, property damages and general liabilities for third party claims. All of our insurance policies are subject to coverage limits, exclusions and deductible levels. The liabilities associated with crew illnesses and crew and guest injury claims, including all legal costs, are estimated based on the specific merits of the individual claims or actuarially estimated based on historical claims experience, loss development factors and other assumptions. While we believe our estimated accrued claims reserves are adequate, the ultimate losses may differ.

Selling and Administrative Expenses

Selling expenses include a broad range of advertising, such as marketing and promotional expenses. Advertising is charged to expense as incurred, except for media production costs. Media production costs are recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. Advertising expenses totaled $527 million in both 2012 and 2011 and $507 million in 2010. Administrative expenses represent the costs of our shoreside ship support, reservations and other administrative functions, and include, among others, salaries and related benefits, professional fees and occupancy costs, which are typically expensed as incurred.

Foreign Currency Translations and Transactions

Each business determines its functional currency by reference to its primary economic environment. We translate the assets and liabilities of our foreign operations that have functional currencies other than the U.S. dollar at exchange rates in effect at the balance sheet date. Revenues and expenses of these foreign operations are translated at weighted-average exchange rates for the period. Their equity is translated at historical rates and the resulting foreign currency translation adjustments are included as a component of accumulated other comprehensive income ("AOCI"), which is a separate component of shareholders' equity. Therefore, the U.S. dollar value of these non-equity translated items in our consolidated financial statements will fluctuate from period to period, depending on the changing value of the U.S. dollar versus these currencies.

Our underlying businesses execute transactions in a number of different currencies, principally the U.S. dollar, euro, sterling and Australian and Canadian dollars. Exchange gains and losses arising from the remeasurement of monetary assets and liabilities and foreign currency transactions denominated in a currency other than the functional currency of the entity involved are immediately included in nonoperating earnings, unless such monetary liabilities have been designated to act as hedges of net investments in our foreign operations. These net gains or losses included in nonoperating earnings were insignificant in 2012, 2011 and 2010. In addition, the unrealized gains or losses on our long-term intercompany receivables denominated in a non-functional currency, which are not expected to be repaid in the foreseeable future and are therefore considered to form part of our net investments, are recorded as foreign currency translation adjustments, which are included as a component of AOCI.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during each period. Diluted earnings per share is computed by dividing adjusted net income by the weighted-average number of shares, common stock equivalents and other potentially dilutive securities outstanding during each period. For earnings per share purposes, Carnival Corporation common stock and Carnival plc ordinary shares are considered a single class of shares since they have equivalent rights (see Note 3). All shares that were issuable under our previously outstanding convertible notes that had contingent share conversion features were considered outstanding for our 2010 diluted earnings per share computations, if dilutive, using the "if converted" method of accounting from the date of issuance.

Share-Based Compensation

We recognize compensation expense for all share-based compensation awards using the fair value method. Share-based compensation cost is recognized ratably using the straight-line attribution method over the expected vesting period or to the retirement eligibility date, if less than the vesting period, when vesting is not contingent upon any future performance. For performance-based share awards, we recognize compensation cost over the vesting period based on the probability of the performance condition being achieved over the vesting period. If the performance condition is not met, compensation expense will not be recognized and any previously recognized compensation expense will be reversed. In addition, we estimate the amount of expected forfeitures, based on historical forfeiture experience, when calculating compensation cost. If the actual forfeitures that occur are significantly different from the estimate, then we revise our estimates.

Other Recently Adopted Accounting Pronouncement

In June 2011, authoritative guidance was issued on the presentation of comprehensive income. The guidance allows an entity to present components of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements. The guidance eliminates the option to report other comprehensive income and its components in the consolidated statements of shareholders' equity and requires retrospective application. We have elected to early adopt and, accordingly, have included Consolidated Statements of Comprehensive Income in these financial statements.

NOTE 3 – DLC Arrangement

In 2003, Carnival Corporation and Carnival plc completed a DLC transaction, which implemented Carnival Corporation & plc's DLC arrangement. The contracts governing the DLC arrangement provide that Carnival Corporation and Carnival plc each continue to have separate boards of directors, but the boards and senior executive management of both companies are identical. The constitutional documents of each of the companies also provide that, on most matters, the holders of the common equity of both companies effectively vote as a single body. On specified matters where the interests of Carnival Corporation's shareholders may differ from the interests of Carnival plc's shareholders (a "class rights action" such as transactions primarily designed to amend or unwind the DLC arrangement), each shareholder body will vote separately as a class. Generally, no class rights action will be implemented unless approved by both shareholder bodies.

Upon the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed the Equalization and Governance Agreement, which provides for the equalization of dividends and liquidation distributions based on an equalization ratio and contains provisions relating to the governance of the DLC arrangement. Because the equalization ratio is 1 to 1, one Carnival plc ordinary share is entitled to the same distributions, subject to the terms of the Equalization and Governance Agreement, as one share of Carnival Corporation common stock. In a liquidation of either company or both companies, if the hypothetical potential per share liquidation distributions to each company's shareholders are not equivalent, taking into account the relative value of the two companies' assets and the indebtedness of each company, to the extent that one company has greater net assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis, the company with the ability to make a higher net distribution is required to make a payment to the other company to equalize the possible net distribution to shareholders, subject to certain exceptions.

At the closing of the DLC transaction, Carnival Corporation and Carnival plc also executed deeds of guarantee. Under the terms of Carnival Corporation's deed of guarantee, Carnival Corporation has agreed to guarantee all indebtedness and certain other monetary obligations of Carnival plc that are incurred under agreements entered into on or after the closing date of the DLC transaction. The terms of Carnival plc's deed of guarantee mirror those of Carnival Corporation's. In addition, Carnival Corporation and Carnival plc have each extended their respective deeds of guarantee to the other's pre-DLC indebtedness and certain other monetary obligations, or alternatively have provided standalone guarantees in lieu of utilization of these deeds of guarantee, thus effectively cross guaranteeing all Carnival Corporation and Carnival plc indebtedness and certain other monetary obligations. Each deed of guarantee provides that the creditors to whom the obligations are owed are intended third party beneficiaries of such deed of guarantee.

The deeds of guarantee are governed and construed in accordance with the laws of the Isle of Man. Subject to the terms of the deeds of guarantee, the holders of indebtedness and other obligations that are subject to the deeds of guarantee will have recourse to both Carnival plc and Carnival Corporation, though a Carnival plc creditor must first make written demand on Carnival plc and a Carnival Corporation creditor on Carnival Corporation. Once the written demand is made by letter or other form of notice, the holders of indebtedness or other obligations may immediately commence an action against the relevant guarantor. Accordingly, there is no requirement under the deeds of guarantee to obtain a judgment, take other enforcement actions or wait any period of time prior to taking steps against the relevant guarantor. All actions or proceedings arising out of or in connection with the deeds of guarantee must be exclusively brought in courts in England.

Under the terms of the DLC transaction documents, Carnival Corporation and Carnival plc are permitted to transfer assets between the companies, make loans to or investments in each other and otherwise enter into intercompany transactions. The companies have entered into some of these types of transactions and may enter into additional transactions in the future to take advantage of the flexibility provided by the DLC arrangement, and to operate both companies as a single unified economic enterprise in the most effective manner. In addition, under the terms of the Equalization and Governance Agreement and the deeds of guarantee, the cash flows and assets of one company are required to be used to pay the obligations of the other company, if necessary.

Given our DLC arrangement, we believe that providing separate financial statements for each of Carnival Corporation and Carnival plc would not present a true and fair view of the economic realities of their operations. Accordingly, separate financial statements for both Carnival Corporation and Carnival plc have not been presented.

NOTE 4 – Property and Equipment

Property and equipment consisted of the following (in millions):

	November 30,	
	2012	2011
Ships, including ship improvements	$ 40,774	$ 39,764
Ships under construction	380	526
	41,154	40,290
Land, buildings and improvements, including leasehold improvements and port facilities	901	898
Computer hardware and software, transportation equipment and other	1,146	1,016
Total property and equipment	43,201	42,204
Less accumulated depreciation and amortization	(11,064)	(10,150)
	$ 32,137 (a)	$ 32,054 (a)

(a) At November 30, 2012 and 2011, the net carrying values of ships and ships under construction for our North America, EAA, Cruise Support and Tour and Other segments were $18.0 billion, $12.8 billion, $0.2 billion and $0.1 billion and $17.9 billion, $12.8 billion, $0.2 billion and $0.1 billion, respectively.

Ships under construction include progress payments for the construction of new ships, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. Capitalized interest, substantially all on our ships under construction, amounted to $17 million, $21 million and $26 million in 2012, 2011 and 2010, respectively.

Repairs and maintenance expenses, including minor improvement costs and dry-dock expenses, were $832 million, $830 million and $797 million in 2012, 2011 and 2010, respectively, and are substantially all included in other ship operating expenses.

In February 2012, *Costa Allegra* suffered fire damage and, accordingly, we decided to withdraw this ship from operations resulting in a $34 million impairment charge, which is included in other ship operating expenses. In addition, during 2012 we incurred $17 million for *Costa Allegra* incident-related expenses, which are substantially all included in other ship operating expenses. In October 2012, we sold *Costa Allegra.*

See Note 7 for a discussion of the January 2012 *Costa Concordia* ("the ship") incident.

During 2011, we reviewed certain of our ships for impairment since there were indicators of impairment. As a result of these reviews, in August 2011 we included $28 million of estimated impairment charges in other ship operating expenses as a result of the possible sales of *Costa Marina,* which was sold in November 2011, and *Pacific Sun,* which was sold in December 2011. We operated *Pacific Sun* under a bareboat charter agreement until July 2012.

In 2010, we recognized a $44 million gain on the sale of P&O Cruises (UK)'s *Artemis* as a reduction of other ship operating expenses. We operated *Artemis* under a bareboat charter agreement until April 2011.

NOTE 5 – Debt

Unsecured long-term debt and short-term borrowings consisted of the following (in millions):

	November 30, 2012 (a)	November 30, 2011 (a)
Long-Term Debt		
Export Credit Facilities		
Fixed rate, bearing interest at 4.2% to 5.5%, due through 2020 (b)	$ 2,009	$ 2,340
Euro fixed rate, bearing interest at 3.8% to 4.5%, due through 2025 (b)	423	470
Floating rate, bearing interest at LIBOR plus 1.3% to 1.6% (1.9% to 2.0%), due through 2024 (c)	1,303	872
Euro floating rate, bearing interest at EURIBOR plus 0.2% to 1.0% (0.4% to 2.0%), due through 2026 (b)(d)	1,516	1,314
Bank Loans		
Fixed rate, bearing interest at 3.5% to 4.4%, due through 2015 (b)(e)(f)	650	850
Euro fixed rate, bearing interest at 3.9%, due in 2021 (b)	296	350
Floating rate, bearing interest at LIBOR plus 0.7% to 1.0% (1.0% to 1.3%), due through 2016 (b)(f)	700	500
Euro floating rate, bearing interest at EURIBOR plus 0.6% (0.8%), due in 2014 (b)	132	135
Private Placement Notes		
Fixed rate, bearing interest at 5.9% to 6.0%, due through 2016	116	121
Euro fixed rate, bearing interest at 6.9% to 7.3%, due through 2018 (b)	185	247
Publicly-Traded Notes		
Fixed rate, bearing interest at 6.7% to 7.2%, due through 2028	517	528
Euro fixed rate, bearing interest at 4.3%, due in 2013	971	997
Sterling fixed rate, bearing interest at 5.6%, repaid at maturity in 2012	-	314
Other	28	34
Short-Term Borrowings		
Commercial paper, with aggregate weighted-average interest rate of 0.3%	-	162
Euro bank loans, with aggregate weighted-average interest rate of 1.7%	56	119
Total Debt	8,902	9,353
Less short-term borrowings	(56)	(281)
Less current portion of long-term debt	(1,678)	(1,019)
Total Long-term Debt	$ 7,168	$ 8,053

(a) All interest rates are as of the latest balance sheet date for which there is an outstanding debt balance. The debt table does not include the impact of our foreign currency and interest rate swaps. At November 30, 2012, 58% and 42% of our debt was U.S. dollar and euro-denominated, respectively, and at November 30, 2011, 56%, 41% and 3% of our debt was U.S. dollar, euro and sterling-denominated, respectively, including the effect of foreign currency swaps. Substantially all of our fixed rate debt can only be called or prepaid by incurring significant costs. In addition, substantially all of our debt agreements, including our main revolving credit facility, contain one or more financial covenants that require us, among other things, to maintain minimum debt service coverage and minimum shareholders' equity and to limit our debt to capital and debt to equity ratios and the amounts of our secured assets and secured and other indebtedness. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables (see Note 11) could become due, and all debt and derivative contracts could be terminated. At November 30, 2012, we believe we were in compliance with all of our debt covenants.

(b) Includes $3.8 billion of debt whose interest rates, and in the case of our main revolver its commitment fees, would increase upon certain downgrades in the long-term senior unsecured credit ratings of Carnival Corporation or Carnival plc.

(c) In 2012, we borrowed $560 million under an unsecured export credit facility, the proceeds of which were used to pay for a portion of *Carnival Breeze's* purchase price and is due in semi-annual installments through May 2024.

(d) In 2012, we borrowed $383 million under an unsecured euro-denominated export credit facility, the proceeds of which were used to pay for a portion of *AIDAmar's* purchase price and is due in semi-annual installments through May 2024.

(e) Includes a $150 million bank loan that currently carries a fixed interest rate. However, the loan can be converted to a floating interest rate at the option of the lenders.

(f) In 2012, we borrowed $200 million under a bank loan, which is due in 2014. This bank loan was used to repay an existing $200 million unsecured fixed rate bank loan at maturity in 2012.

At November 30, 2012, the scheduled annual maturities of our debt were as follows (in millions):

	Fiscal						
	2013	**2014**	**2015**	**2016**	**2017**	**Thereafter**	**Total**
Short-term borrowings	$ 56						$ 56
Long-term debt	1,678	$1,615	$1,269	$848	$593	$2,843	8,846
	$1,734	$1,615	$1,269	$848	$593	$2,843	$8,902

In December 2012, we issued $500 million of unsecured publicly-traded notes, which bear interest at 1.9% and are due in 2017. We are using the net proceeds of these notes for general corporate purposes, including repayments of portions of debt facilities maturing in 2013.

Debt issuance costs are generally amortized to interest expense using the straight-line method, which approximates the effective interest method, over the term of the debt. In addition, all debt issue discounts are amortized to interest expense using the effective interest rate method over the term of the notes.

Committed Ship Financings

We have unsecured long-term export credit committed ship financings, for which we have the option to draw in euros and/or U.S. dollars depending on the facility, in order to pay for a portion of our ships' purchase prices. These commitments, if drawn, are repayable semi-annually over 12 years. We have the option to cancel each one at specified dates prior to the underlying ship's delivery date.

At January 22, 2013, our committed ship financings are as follows:

Cruise Brands and Ships	Fiscal Year Scheduled for Funding	Amount (in millions)
North America		
Princess		
Royal Princess	2013	$ 523
Regal Princess	2014	523
North America Cruise Brand		1,046
EAA		
AIDA		
AIDAstella	2013	310
Newbuild	2015	440
Newbuild	2016	440
P&O Cruises (UK)		
Newbuild	2015	539
Costa		
Costa Diadema	2014	508
EAA Cruise Brands		2,237
		$3,283

Revolving Credit Facilities

Carnival Corporation, Carnival plc and certain of Carnival plc's subsidiaries are party to a five-year multi-currency revolving credit facility for $2.4 billion (comprised of $1.6 billion, €450 million and £150 million) (the "Facility"), which expires in May 2016. The Facility currently bears interest at LIBOR/EURIBOR plus a margin of 65 basis points ("bps"). The margin varies based on changes to Carnival Corporation's and Carnival plc's long-term senior unsecured credit ratings. We are required to pay a commitment fee of 35% of the margin per annum on any undrawn portion. If more than one-third or if more than two-thirds of the Facility is drawn, we will incur an additional 15 bps or 30 bps utilization fee, respectively, on the total amount outstanding.

At November 30, 2012, we also had one other undrawn revolving credit facility for $78 million, which expires in 2015. At November 30, 2012, $2.5 billion was available under all of our revolving credit facilities.

NOTE 6 – Commitments

Ship Commitments

At November 30, 2012, we had nine ships under contract for construction with an aggregate passenger capacity of over 29,800. The estimated total cost of these ships is $5.9 billion, which includes the contract prices with the shipyards, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. We have paid $0.4 billion through November 30, 2012 and anticipate paying $1.1 billion, $1.6 billion, $1.7 billion and $1.1 billion of the remaining estimated total costs in 2013, 2014, 2015 and 2016, respectively.

Operating Leases, Port Facilities and Other Commitments

Rent expense under our operating leases, primarily for office and warehouse space, was $57 million, $59 million and $61 million in 2012, 2011 and 2010, respectively.

At November 30, 2012, minimum amounts payable for our operating leases, with initial or remaining terms in excess of one year, and for the annual usage of port facilities and other contractual commitments with remaining terms in excess of one year, were as follows (in millions):

	Fiscal						
	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$ 43	$ 41	$ 38	$ 34	$ 25	$179	$ 360
Port facilities and other	135	127	121	113	105	678	1,279
	$178	$168	$159	$147	$130	$857	$1,639

NOTE 7 – *Costa Concordia*

During 2012, we wrote-off the net carrying value of the ship in the amount of €381 million (or $515 million) and received €395 million (or $508 million) of hull and machinery insurance proceeds for the total loss of the ship. As a result, in 2012 we recognized €14 million (or $17 million) of proceeds in excess of the net carrying value of the ship as a reduction of other ship operating expenses. In addition, during 2012 we incurred $28 million for ship incident-related expenses that were not covered by insurance, including a $10 million insurance deductible related to third party personal injury liabilities. These ship incident-related expenses are principally included in other ship operating expenses.

As a result of the ship incident, litigation claims, enforcement actions, regulatory actions and investigations, including, but not limited to, those arising from personal injury, loss of life, loss of or damage to personal property, business interruption losses or environmental damage to any affected coastal waters and the surrounding areas, have been and may be asserted or brought against various parties, including us. The existing assertions are in their initial stages and there are significant jurisdictional uncertainties. The ultimate outcome of these matters cannot be determined at this time. However, we do not expect these matters to have a significant impact on our results of operations because we have insurance coverage for these types of third-party claims.

Since the ship incident, we have separately presented short-term insurance recoverables and short-term claims reserve in our Consolidated Balance Sheets. At November 30, 2012, substantially all of our aggregated short-term and long-term insurance recoverables relate to crew, guest and other third party claims for the ship incident. At November 30, 2012, primarily all of our aggregated short-term and long-term claims reserves also relate to the ship incident. At November 30, 2012 and 2011, our long-term insurance recoverables and long-term claims reserve are included in other assets and other long-term liabilities, respectively, and are not material.

NOTE 8 – Contingencies

Litigation

In the normal course of our business, various claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability, net of any insurance recoverables, is typically limited to our self-insurance retention levels. Management believes the ultimate outcome of these claims and lawsuits will not have a material adverse impact on our consolidated financial statements. See Note 7 for a discussion of loss contingencies related to the ship incident.

Contingent Obligations – Lease Out and Lease Back Type ("LILO") Transactions

At November 30, 2012, Carnival Corporation had estimated contingent obligations totaling $429 million, excluding termination payments as discussed below, to participants in LILO transactions for two of its ships. At the inception of these leases, the aggregate of the net present value of these obligations was paid by Carnival Corporation to a group of major financial institutions, who agreed to act as payment undertakers and directly pay these obligations. As a result, these contingent obligations are considered extinguished and neither the funds nor the contingent obligations have been included in our Consolidated Balance Sheets.

In the event that Carnival Corporation were to default on its contingent obligations and assuming performance by all other participants, we estimate that we would, as of November 30, 2012, be responsible for a termination payment of $40 million. In 2017, we have the right to exercise options that would terminate these LILO transactions at no cost to us.

In certain cases, if the credit ratings of the financial institutions who are directly paying the contingent obligations fall below AA-, then Carnival Corporation will be required to replace these financial institutions with other financial institutions whose credit ratings are at least AA or meet other specified credit requirements. In such circumstances, we would incur additional costs, although we estimate that they would not be material to our consolidated financial statements. For the two financial institution payment undertakers subject to this AA- credit rating threshold, one has a credit rating of AA and the other has a credit rating of AA-. If Carnival Corporation's credit rating, which is BBB+, falls below BBB, it will be required to provide a standby letter of credit for $43 million, or, alternatively, provide mortgages for this aggregate amount on these two ships.

Contingent Obligations – Indemnifications

Some of the debt contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes and changes in laws that increase lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses, and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any material payments under such indemnification clauses in the past and, under current circumstances, we do not believe a request for material future indemnification payments is probable.

NOTE 9 – Income and Other Taxes

A summary of our principal taxes and exemptions in the jurisdictions where our primary businesses are located is as follows:

U.S. Income Tax

We are primarily foreign corporations engaged in the business of operating cruise ships in international transportation. We also own and operate, among other businesses, the U.S. hotel and transportation business of Holland America Princess Alaska Tours through U.S. corporations.

Our North American cruise ship businesses and certain ship-owning subsidiaries are engaged in a trade or business within the U.S. Depending on the itinerary of any particular ship, that ship may generate income from sources within the U.S. We believe that our U.S. source income and the income of our ship-owning subsidiaries, to the extent derived from, or incidental to, the international operation of a ship or ships, is currently exempt from U.S. federal income and branch profits tax.

In general, under Section 883 of the Internal Revenue Code, certain non-U.S. corporations (such as our North American cruise ship businesses) are not subject to U.S. federal income tax or branch profits tax on U.S. source income derived from, or incidental to, the international operation of a ship or ships. Applicable U.S. Treasury regulations provide in general that a foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the U.S. (an "equivalent exemption jurisdiction") and (ii) the foreign corporation meets a defined publicly-traded test. Subsidiaries of foreign corporations that are organized in an equivalent exemption jurisdiction and meet the publicly-traded test also benefit from Section 883. We believe that Panama is an equivalent exemption jurisdiction and Carnival Corporation currently qualifies as a publicly-traded corporation under the regulations. Accordingly, substantially all of Carnival Corporation's income is exempt from U.S. federal income and branch profits tax.

Regulations under Section 883 list items that the Internal Revenue Service does not consider to be incidental to ship operations. Among the items identified as not incidental is income from the sale of air transportation, transfers, shore excursions and pre- and post-cruise land packages to the extent earned from sources within the U.S.

We believe that the U.S. source transportation income earned by Carnival plc and its Italian resident subsidiary currently qualifies for exemption from U.S. federal income tax under applicable bilateral U.S. income tax treaties.

Our domestic U.S. operations, principally the hotel and transportation business of Holland America Princess Alaska Tours, are subject to state and federal income taxation in the U.S.

Carnival Corporation and Carnival plc and certain of their subsidiaries are subject to various U.S. state income taxes generally imposed on each state's portion of the U.S. source income subject to U.S. federal income taxes. However, the state of Alaska imposes an income tax on its allocated portion of the total income of our companies doing business in Alaska and certain of their subsidiaries.

UK and Australian Income Tax

Cunard, P&O Cruises (UK) and P&O Cruises (Australia) are divisions of Carnival plc and have elected to enter the UK tonnage tax regime through 2021. Companies to which the tonnage tax regime applies pay corporation taxes on profits calculated by reference to the net tonnage of qualifying ships. UK corporation tax is not chargeable under the normal UK tax rules on these brands' relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and from shipping related activities.

For a company to be eligible for the regime, it must be subject to UK corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the UK. Companies within UK tonnage tax are also subject to a seafarer training requirement.

Our UK non-shipping activities that do not qualify under the UK tonnage tax regime remain subject to normal UK corporation tax. Dividends received from subsidiaries of Carnival plc doing business outside the UK are generally exempt from UK corporation tax.

P&O Cruises (Australia) and all of the other cruise ships operated internationally by Carnival plc for the Australian market are exempt from Australian corporation tax by virtue of the UK/Australian income tax treaty.

Italian Income Tax

Costa, AIDA and Ibero have elected to enter the Italian tonnage tax regime through 2014 and intend to reapply for an additional ten-year period beginning 2015. Companies to which the tonnage tax regime applies pay corporation taxes on shipping profits calculated by reference to the net tonnage of qualifying ships.

Most of Costa's and AIDA's earnings not considered to be shipping profits for Italian tonnage tax purposes will be taxed at an effective tax rate of approximately 6% under the Italian tax regime since all of their ships are Italian registered.

In 2010, AIDA and Costa recognized a $30 million income tax benefit from an Italian investment incentive related to certain of their newbuild expenditures.

Portuguese, Spanish and German Income Tax

All of Ibero's ships are registered in Portugal. Provided certain local employment requirements are satisfied, most of Ibero's income that is not considered to be shipping profits for Italian tonnage tax purposes is subject to Portuguese income tax at effective rates of 5% or less through 2020. After 2020, such income will be subject to the normal Portuguese tax rate.

Ibero's Spanish operations are minimal and, therefore, its Spanish income taxes are minimal.

Substantially all of AIDA's earnings are exempt from German corporation tax by virtue of the Italy/Germany income tax treaty.

Brazilian and Chinese Income and Other Taxes

From November through March, Costa and Ibero charter certain of their ships for operation in Brazil to Brazilian subsidiaries. The subsidiaries' earnings are subject to Brazilian resident income tax, and we believe that payments these subsidiaries make to Costa and Ibero are exempt from Brazilian income tax under Brazilian domestic law and the Italy/Brazil income tax treaty.

Substantially all of Costa's income from its operations in China is exempt from Chinese corporation tax by virtue of the Italy/China Maritime tax treaty.

Other

We recognize income tax benefits for uncertain tax positions, based solely on their technical merits, when it is more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. All interest expense related to income tax liabilities is included in income tax expense. Based on all known facts and circumstances and current tax law, we believe that the total amount of our uncertain income tax position liabilities and related accrued interest are not material to our financial position.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings. In addition to or in place of income taxes, virtually all jurisdictions where our ships call impose taxes and/or fees based on guest counts, ship tonnage, passenger capacity or some other measure, and these taxes and fees are included in commissions, transportation and other costs and other ship operating expenses.

NOTE 10 – Shareholders' Equity

Carnival Corporation's Articles of Incorporation authorize its Board of Directors, at its discretion, to issue up to 40 million shares of preferred stock. At November 30, 2012 and 2011, no Carnival Corporation preferred stock had been issued and only a nominal amount of Carnival plc preference shares had been issued. In September 2007, our Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions (the "Repurchase Program"). The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

During 2012 and 2011, we repurchased 2.6 million and 13.5 million shares of Carnival Corporation common stock for $90 million and $413 million, respectively, under the Repurchase Program. During 2010, there were no repurchases of Carnival Corporation common stock under the Repurchase Program. In addition, during 2011, Carnival Investments Limited, a subsidiary of Carnival Corporation, also repurchased 1.3 million ordinary shares of Carnival plc for $41 million under the Repurchase Program. During 2012 and 2010, there were no repurchases of Carnival plc ordinary shares under the Repurchase Program. At November 30, 2012, the remaining availability under the Repurchase Program was $244 million. There were 2.1 million shares of Carnival Corporation common stock repurchased for $78 million under the Repurchase Program from December 1, 2012 through January 16, 2013. On January 16, 2013, the Boards of Directors increased the remaining authorization available under the Repurchase Program back to $1 billion, which was fully available at January 22, 2013.

In addition to the Repurchase Program, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap programs described below. Depending on market conditions and other factors, we may purchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. This economic benefit is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap authorizations require annual shareholder approval. At January 22, 2013, the remaining availability under the Stock Swap programs repurchase authorizations were 18.1 million Carnival plc ordinary shares and 32.8 million Carnival Corporation common stock.

During 2012 and 2011, no Carnival Corporation common stock or Carnival plc ordinary shares were sold or repurchased under the Stock Swap programs. In 2010, we sold 14.8 million shares of Carnival plc ordinary shares held as treasury stock for $545 million of net proceeds. In 2010, substantially all of these net proceeds were used to fund the repurchase of 14.8 million shares of Carnival Corporation common stock. We sold Carnival plc ordinary shares held in treasury, only to the extent we were able to purchase shares of Carnival Corporation in the U.S. on at least an equivalent basis under the Stock Swap program.

At November 30, 2012, there were 25 million shares of Carnival Corporation common stock reserved for issuance under its employee benefit and dividend reinvestment plans. In addition, Carnival plc shareholders have authorized 18.8 million ordinary shares for future issuance under its employee benefit plans.

On November 15, 2012, our Boards of Directors declared a special dividend to holders of Carnival Corporation common stock and Carnival plc ordinary shares of $0.50 per share, or $0.4 billion, which was paid in December 2012. The special dividend was in addition to our $0.25 per share regular 2012 quarterly dividend.

Accumulated other comprehensive loss was as follows (in millions):

	November 30,	
	2012	2011
Cumulative foreign currency translation adjustments, net	$ (98)	$(123)
Unrecognized pension expenses	(125)	(96)
Unrealized loss on marketable security	(13)	(17)
Net gains on cash flow derivative hedges	29	27
	$(207)	$(209)

NOTE 11 – Fair Value Measurements, Derivative Instruments and Hedging Activities

Fair Value Measurements

U.S. accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.
- Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.
- Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between independent and knowledgeable market participants at the measurement date. Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that we believe market participants would use in pricing the asset or liability at the measurement date.

The fair value measurement of a financial asset or financial liability must reflect the nonperformance risk of the counterparty and us. Therefore, the impact of our counterparty's creditworthiness was considered when in an asset position, and our creditworthiness was considered when in a liability position in the fair value measurement of our financial instruments. Creditworthiness did not have a significant impact on the fair values of our financial instruments at November 30, 2012 and 2011. Both the counterparties and we are expected to continue to perform under the contractual terms of the instruments. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, certain estimates of fair values presented herein are not necessarily indicative of the amounts that could be realized in a current or future market exchange.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The estimated carrying and fair values and basis of valuation of our financial instrument assets and liabilities that are not measured at fair value on a recurring basis were as follows (in millions):

	November 30, 2012			November 30, 2011		
	Carrying Value	Fair Value		Carrying Value	Fair Value	
		Level 1	Level 2		Level 1	Level 2
Assets						
Cash and cash equivalents (a)	$ 269	$269	$ -	$ 358	$358	$ -
Long-term other assets (b)	39	1	36	42	2	39
Total	$ 308	$270	$ 36	$ 400	$360	$ 39
Liabilities						
Fixed rate debt (c)	$5,195	$ -	$5,825	$6,251	$ -	$6,715
Floating rate debt (c)	3,707	-	3,706	3,102	-	3,057
Total	$8,902	$ -	$9,531	$9,353	$ -	$9,772

(a) Cash and cash equivalents are comprised of cash on hand and time deposits and, due to their short maturities, the carrying values approximate their fair values.

(b) At November 30, 2012 and 2011, substantially all of our long-term other assets were comprised of notes and other receivables. The fair values of notes and other receivables were based on estimated future cash flows discounted at appropriate market interest rates.

The reconciliation of the changes in the carrying amounts of our intangible assets not subject to amortization, which represent trademarks that have been allocated to our North America and EAA cruise brands, was as follows (in millions):

	North America Cruise Brands	EAA Cruise Brands	Total
Balance at November 30, 2010	$927	$384	$1,311
Foreign currency translation adjustment	-	2	2
Balance at November 30, 2011	927	386	1,313
Ibero trademarks impairment charge (a)	-	(20)	(20)
Foreign currency translation adjustment	-	6	6
Balance at November 30, 2012	$927	$372	$1,299

(a) At February 29, 2012, we also performed an interim impairment test of Ibero's trademarks, which resulted in a $20 million impairment charge, based on the reduction of revenues primarily as a result of slower than anticipated Ibero capacity growth and a lower estimated royalty rate, which are all considered level 3 inputs. At November 30, 2012, Ibero's remaining trademark carrying values are not significant.

At July 31, 2012, our cruise brands that have significant trademarks recorded include AIDA, P&O Cruises (Australia), P&O Cruises (UK) and Princess. We performed our annual trademark impairment reviews for these cruise brands as of July 31, 2012, which included performing a qualitative assessment. Qualitative factors such as industry and market conditions, macroeconomic conditions, changes to the WACC, changes to the royalty rates and overall financial performance were considered in the qualitative assessment to determine how changes in these factors would affect the estimated fair values for each of our cruise brands' recorded trademarks. Based on our qualitative assessments, we determined it was more likely-than-not that the estimated fair value for each of these cruise brands' recorded trademarks exceeded their carrying value, and therefore, none of these trademarks were impaired.

The determination of our cruise brand and trademark fair values includes numerous assumptions that are subject to various risks and uncertainties. We believe that we have made reasonable estimates and judgments in determining whether our goodwill and trademarks have been impaired. However, if there is a material change in assumptions used or if there is a material change in the conditions or circumstances influencing fair values, then we may need to recognize a material impairment charge.

There have not been any events or circumstances subsequent to July 31, 2012, which we believe would require us to perform an interim goodwill or trademark impairment test.

At November 30, 2012 and 2011, our intangible assets subject to amortization are not significant to our consolidated financial statements.

Derivative Instruments and Hedging Activities

We utilize derivative and nonderivative financial instruments, such as foreign currency forwards, options and swaps, foreign currency debt obligations and foreign currency cash balances, to manage our exposure to fluctuations in certain foreign currency exchange rates, and interest rate swaps to manage our interest rate exposure in order to achieve a desired proportion of fixed and floating rate debt. In November 2011, we implemented a fuel derivatives program to mitigate a portion of the risk to our future cash flows attributable to potential fuel price increases, which we define as our "economic risk." Our policy is to not use any financial instruments for trading or other speculative purposes.

All derivatives are recorded at fair value. The changes in fair value are immediately included in earnings if the derivatives do not qualify as effective hedges, or if we do not seek to qualify for hedge accounting treatment, such as for our fuel derivatives. If a derivative is designated as a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged item. If a derivative is designated as a cash flow hedge, then the effective portion of the changes in the fair value of the derivative is recognized as a component of AOCI until the underlying hedged item is recognized in earnings or the forecasted transaction is no longer probable. If a derivative or a nonderivative financial instrument is designated as a hedge of our net investment in a foreign operation, then changes in the fair value of the financial instrument are recognized as a component of AOCI to offset a portion of the change in the translated value of the net investment being hedged, until the investment is sold or liquidated. We formally document hedging relationships for all derivative and nonderivative hedges and the underlying hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions.

We classify the fair values of all our derivative contracts as either current or long-term, depending on whether the maturity date of the derivative contract is within or beyond one year from the balance sheet date. The cash flows from derivatives treated as hedges are classified in our Consolidated Statements of Cash Flows in the same category as the item being hedged. Our cash flows related to fuel derivatives are classified within investing activities.

The estimated fair values of our derivative financial instruments and their location on the Consolidated Balance Sheets were as follows (in millions):

	Balance Sheet Location	November 30, 2012	November 30, 2011
Derivative assets			
Derivatives designated as hedging instruments			
Net investment hedges (a)	Prepaid expenses and other	$ 1	$ -
	Other assets – long-term	6	3
Foreign currency zero cost collars (b)	Prepaid expenses and other	11	-
	Other assets – long-term	5	-
Interest rate swaps (c)	Prepaid expenses and other	-	2
		23	5
Derivatives not designated as hedging instruments			
Fuel (d)	Other assets – long-term	25	1
Total derivative assets		$48	$ 6
Derivative liabilities			
Derivatives designated as hedging instruments			
Net investment hedges (a)	Accrued liabilities and other	$ -	$ 1
Interest rate swaps (c)	Accrued liabilities and other	7	5
	Other long-term liabilities	17	6
		24	12
Derivatives not designated as hedging instruments			
Fuel (d)	Accrued liabilities and other	16	-
	Other long-term liabilities	3	-
		19	-
Total derivative liabilities		$43	$12

(a) At November 30, 2012 and 2011, we had foreign currency forwards totaling $235 million and $183 million, respectively, that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency. At November 30, 2012, $91 million of our foreign currency forwards matured in January 2013 and $144 million mature through July 2017.

(b) At November 30, 2012, we had foreign currency derivatives consisting of foreign currency zero cost collars totaling $842 million that are designated as foreign currency cash flow hedges for a portion of our euro-denominated shipbuilding payments. See "Newbuild Currency Risks" below for additional information regarding these derivatives.

(c) We have euro interest rate swaps designated as cash flow hedges whereby we receive floating interest rate payments in exchange for making fixed interest rate payments. At November 30, 2012 and 2011, these interest rate swap agreements effectively changed $269 million and $320 million, respectively, of EURIBOR-based floating rate euro debt to fixed rate debt. These interest rate swaps mature through February 2022. In addition, at November 30, 2011 we had both U.S. dollar and sterling interest rate swaps designated as fair value hedges whereby we received fixed interest rate payments in exchange for making floating interest rate payments. These interest rate swap agreements effectively changed $510 million of fixed rate debt to U.S. dollar LIBOR or GBP LIBOR-based floating rate debt. The U.S. dollar and sterling interest rate swaps matured in February 2012 and June 2012, respectively.

(d) At November 30, 2012, we had fuel derivatives consisting of zero cost collars on Brent crude oil ("Brent") to cover a portion of our estimated fuel consumption through 2016. See "Fuel Price Risks" below for additional information regarding these fuel derivatives. At November 30, 2011, we had fuel derivatives consisting of zero cost collars on Brent to cover 10% of our estimated fuel consumption for the second half of 2012 through 2015.

The effective portions of our derivatives qualifying and designated as hedging instruments recognized in other comprehensive income (loss) were as follows (in millions):

	November 30,		
	2012	**2011**	**2010**
Net investment hedges	$ 48	$(13)	$ 84
Foreign currency zero cost collars – cash flow hedges	$ 16	$ 76	$(58)
Interest rate swaps – cash flow hedges	$(11)	$ (4)	$ (6)

In 2010, we recognized a gain of $18 million on foreign currency forwards that were not designated as hedges, which we entered into for treasury management purposes. The gain on these foreign currency forwards included in nonoperating other income was offset by the loss incurred on the remeasurement of a non-functional currency monetary liability, which was also included in nonoperating other income.

There are no credit risk related contingent features in our derivative agreements, except for bilateral credit provisions within our fuel derivative counterparty agreements. These provisions require interest-bearing, non-restricted cash to be posted or received as collateral to the extent the fuel derivative fair value payable to or receivable from an individual counterparty, respectively, exceeds $100 million. At November 30, 2012 and 2011, no collateral was required to be posted to or received from our fuel derivative counterparties.

The amount of estimated cash flow hedges' unrealized gains and losses that are expected to be reclassified to earnings in the next twelve months is not significant. We have not provided additional disclosures of the impact that derivative instruments and hedging activities have on our consolidated financial statements as of November 30, 2012 and 2011 and for the years ended November 30, 2012, 2011 and 2010 where such impacts were not significant.

Foreign Currency Exchange Rate Risks

Overall Strategy

We manage our exposure to fluctuations in foreign currency exchange rates through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets and, when considered appropriate, through the use of derivative and nonderivative financial instruments. Our primary focus is to manage the economic foreign currency exchange risks faced by our operations, which are the ultimate foreign currency exchange risks that would be realized by us if we exchanged one currency for another, and not accounting risks. Accordingly, we do not currently hedge foreign currency exchange accounting risks with derivative financial instruments. The financial impacts of the hedging instruments we do employ generally offset the changes in the underlying exposures being hedged.

Operational and Investment Currency Risks

Our European and Australian cruise brands subject us to foreign currency translation risk related to the euro, sterling and Australian dollar because these brands generate significant revenues and incur significant expenses in euro, sterling or the Australian dollar. Accordingly, exchange rate fluctuations of the euro, sterling and Australian dollar against the U.S. dollar will affect our reported financial results since the reporting currency for our consolidated financial statements is the U.S. dollar. Any strengthening of the U.S. dollar against these foreign currencies has the financial statement effect of decreasing the U.S. dollar values reported for cruise revenues and expenses. Any weakening of the U.S. dollar has the opposite effect.

Most of our brands also have non-functional currency risk related to their international sales operations, which has become an increasingly larger part of most of their businesses over time, and primarily includes the euro, sterling and Australian, Canadian and U.S. dollars. In addition, all of our brands have non-functional currency expenses for a portion of their operating expenses. Accordingly, these brands' revenues and expenses in non-functional currencies create some degree of natural offset for recognized transactional currency gains and losses due to currency exchange movements.

We consider our investments in foreign operations to be denominated in relatively stable currencies and of a long-term nature. We partially mitigate our net investment currency exposures by denominating a portion of our foreign currency third-party debt and foreign currency intercompany payables in our foreign operations' functional currencies, generally the euro or sterling. As of November 30, 2012 and 2011, we have designated $1.8 billion of our foreign currency intercompany payables and $3.6 billion for our foreign currency third-party debt and intercompany payables, respectively, as nonderivative hedges of our net investments in foreign operations. Accordingly, we have included $243 million and $204 million of cumulative foreign currency transaction nonderivative gains in the cumulative translation adjustment component of AOCI at November 30, 2012 and 2011, respectively, which offsets a portion of the losses recorded in AOCI upon translating our foreign operations' net assets into U.S. dollars. During 2012, 2011 and 2010, we recognized foreign currency nonderivative transaction gains of $39 million, $21 million and $271 million, respectively, in the cumulative translation adjustment component of AOCI.

Newbuild Currency Risks

Our shipbuilding contracts are typically denominated in euros. Our decisions regarding whether or not to hedge a non-functional currency ship commitment for our cruise brands are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, currency exchange rate correlation, economic trends, our overall expected net cash flows by currency and other offsetting risks. We use foreign currency derivative contracts and have used nonderivative financial instruments to manage foreign currency exchange rate risk for some of our ship construction payments.

In June 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of *Royal Princess'* euro-denominated shipyard payments. These collars mature in May 2013 at a weighted-average ceiling rate of $1.30 to the euro, or $560 million, and a weighted-average floor rate of $1.19 to the euro, or $512 million. If the spot rate is between these two rates on the date of maturity, then we would not owe or receive any payments under these collars.

In July 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of P&O Cruises (UK) newbuild's euro-denominated shipyard payments. These collars mature in February 2015 at a weighted-average ceiling rate of £0.83 to the euro, or $294 million, and a weighted-average floor rate of £0.77 to the euro, or $272 million. If the spot rate is between these two rates on the date of maturity, then we would not owe or receive any payments under these collars.

At November 30, 2012, substantially all of our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild construction payments for *Regal Princess* and a portion of P&O Cruises (UK)'s newbuild, which represent a total commitment of $1.1 billion.

The cost of shipbuilding orders that we may place in the future that is denominated in a different currency than our cruise brands' or the shipyards' functional currency is expected to be affected by foreign currency exchange rate fluctuations. These foreign currency exchange rate fluctuations may affect our desire to order new cruise ships.

Interest Rate Risks

We manage our exposure to fluctuations in interest rates through our investment and debt portfolio management strategies. These strategies include purchasing high quality short-term investments with floating interest rates, and evaluating our debt portfolio as to whether to make periodic adjustments to the mix of fixed and floating rate debt through the use of interest rate swaps and the issuance of new debt or the early retirement of existing debt. At November 30, 2012, 61% and 39% (65% and 35% at November 30, 2011) of our debt bore fixed and floating interest rates, respectively, including the effect of interest rate swaps.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relate to the consumption of fuel on our ships. We use our fuel derivatives program to mitigate a portion of our economic risk attributable to potential fuel price increases. We designed our fuel derivatives program to maximize operational flexibility by utilizing derivative markets with significant trading liquidity and our program currently consists of zero cost collars on Brent.

These derivatives are based on Brent prices whereas the actual fuel used on our ships is marine fuel. Changes in the Brent prices may not show a high degree of correlation with changes in our underlying marine fuel prices. We will not realize any economic gain or loss upon the monthly maturities of our zero cost collars unless the average monthly price of Brent is above the ceiling price or below the floor price. We believe that these derivatives will act as economic hedges, however hedge accounting is not applied. As part of our fuel derivatives program, we will continue to evaluate various derivative products and strategies.

At November 30, 2012, our outstanding fuel derivatives consisted of zero cost collars on Brent to cover a portion of our estimated fuel consumption as follows:

Maturities (a)	Transaction Dates	Barrels (in thousands)	Weighted-Average Floor Prices	Weighted-Average Ceiling Prices	Percent of Estimated Fuel Consumption Covered
Fiscal 2013					
	November 2011	2,112	$ 74	$132	
	February 2012	2,112	$ 98	$127	
	March 2012	4,224	$100	$130	
		8,448			40%
Fiscal 2014					
	November 2011	2,112	$ 71	$128	
	February 2012	2,112	$ 88	$125	
	June 2012	2,376	$ 71	$116	
		6,600			32%
Fiscal 2015					
	November 2011	2,160	$ 71	$125	
	February 2012	2,160	$ 80	$125	
	June 2012	1,236	$ 74	$110	
		5,556			26%
Fiscal 2016	June 2012	3,564	$ 75	$108	17%

(a) Fuel derivatives mature evenly over each month within the above fiscal periods.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Our maximum exposure under foreign currency and fuel derivative contracts and interest rate swap agreements that are in-the-money, which were not significant at November 30, 2012, is the replacement cost, net of any collateral received, in the event of nonperformance by the counterparties to the contracts, all of which are currently our lending banks. We seek to minimize credit risk exposure, including counterparty nonperformance primarily associated with our cash equivalents, investments, committed financing facilities, contingent obligations, derivative instruments, insurance contracts and new ship progress payment guarantees, by normally conducting business with large, well-established financial institutions, insurance companies and export credit agencies, and by diversifying our counterparties. In addition, we have guidelines regarding credit ratings and investment maturities that we follow to help safeguard liquidity and minimize risk. We normally do require collateral and/or guarantees to support notes receivable on significant asset sales, long-term ship charters and new ship progress payments to shipyards. We currently believe the risk of nonperformance by any of our significant counterparties is remote.

We also monitor the creditworthiness of travel agencies and tour operators in Europe and credit card providers to which we extend credit in the normal course of our business. Our credit exposure includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in most of Europe where we are obligated to extend credit in a like amount to these guests even if we do not receive payment from the travel agents or tour operators. Concentrations of credit risk associated with these receivables and contingent obligations are not considered to be material, primarily due to the large number of unrelated accounts within our customer base, the amount of these contingent obligations and their short maturities. We have experienced only minimal credit losses on our trade receivables and related contingent obligations. We do not normally require collateral or other security to support normal credit sales.

NOTE 12 – Segment Information

We have three reportable cruise segments that are comprised of our (1) North America cruise brands, (2) EAA cruise brands and (3) Cruise Support. In addition, we have a Tour and Other segment. Our segments are reported on the same basis as the internally reported information that is provided to our chief operating decision maker ("CODM"), who is the Chairman of the Boards of Directors and Chief Executive Officer of Carnival Corporation and Carnival plc. Decisions to allocate resources and assess performance for Carnival Corporation & plc are taken by the CODM upon review of the segment results across all of our cruise brands and other segments.

Our North America cruise segment includes Carnival Cruise Lines, Holland America Line, Princess and Seabourn. Our EAA cruise segment includes AIDA, Costa, Cunard, Ibero, P&O Cruises (Australia) and P&O Cruises (UK). These individual cruise brand operating segments have been aggregated into two reportable segments based on the similarity of their economic and other characteristics, including types of customers, regulatory environment, maintenance requirements, supporting systems and processes and products and services they provide. Our Cruise Support segment represents certain of our port and related facilities and other corporate-wide services that are provided for the benefit of our cruise brands. Our Tour and Other segment represents the hotel and transportation operations of Holland America Princess Alaska Tours and two of our ships that we charter to an unaffiliated entity. The significant accounting policies of our segments are the same as those described in Note 2 – "Summary of Significant Accounting Policies."

Selected information for our Cruise and Tour and Other segments as of and for the years ended November 30 was as follows (in millions):

	Revenues	Operating expenses	Selling and administrative	Depreciation and amortization	Operating income (loss)	Capital expenditures	Total assets
2012							
North America Cruise Brands (a)	$ 9,364	$ 6,240	$ 949	$ 898	$1,277	$ 990	$21,893
EAA Cruise Brands	5,827	4,010	650	561	433(b)	1,291	15,894
Cruise Support	86	22	114	28	(78)	33	888
Tour and Other (a)	211	154	7	40	10	18	486 (c)
Intersegment elimination (a)	(106)	(106)	-	-	-	-	-
	$15,382	$10,320	$1,720	$1,527	$1,642	$2,332	$39,161
2011							
North America Cruise Brands (a)	$ 8,921	$ 5,848	$ 938	$ 869	$1,266	$1,232	$21,642
EAA Cruise Brands	6,504	4,244	655	579	1,026	1,380	15,626
Cruise Support	90	3	103	31	(47)	68	795
Tour and Other (a)	392	318	21	43	10	16	574 (c)
Intersegment elimination (a)	(114)	(114)	-	-	-	-	-
	$15,793	$10,299	$1,717	$1,522	$2,255	$2,696	$38,637
2010							
North America Cruise Brands (a)	$ 8,379	$ 5,294	$ 902	$ 843	$1,340	$1,082	$21,239
EAA Cruise Brands	5,730	3,572	584	505	1,069	2,260	14,849
Cruise Support	79	14	98	27	(60)	218	802
Tour and Other (a)	403	334	30	41	(2)	19	600 (c)
Intersegment elimination (a)	(122)	(122)	-	-	-	-	-
	$14,469	$ 9,092	$1,614	$1,416	$2,347	$3,579	$37,490

(a) In 2011 and 2010, a portion of Tour and Other segment revenues included revenues for the cruise portion of a tour when a cruise was sold along with a land tour package by Holland America Princess Alaska Tours. These intersegment cruise revenues, which were included in our North America cruise brands' segment, were eliminated directly against the Tour and Other segment revenues and operating expenses in the line "Intersegment elimination."

In 2012, the Tour and Other segment no longer includes revenues for the cruise portion of a tour. However, a portion of the North America cruise brands' segment revenues include revenues for the tour portion of a cruise when a land tour package is sold along with a cruise by Holland America Line and Princess. These intersegment tour revenues, which are included in our Tour and Other segment, are eliminated directly against the North America cruise brands' segment revenues and operating expenses in the line "Intersegment elimination."

This change in 2012 from prior years is referred to as "the change in the accounting for our North America cruise brands and Tour and Other segments" and did not have a significant impact on either of these segments' 2012, 2011 and 2010 operating income.

(b) Includes $173 million of impairment charges related to Ibero's goodwill and trademarks.

(c) Tour and Other segment assets primarily include hotels and lodges in the state of Alaska and the Canadian Yukon, motorcoaches used for sightseeing and charters, domed rail cars, which run on the Alaska Railroad, and our owned ships under long-term charter to an unaffiliated entity.

Non-U.S. revenues for our cruise brands represent sales generated from outside the U.S. principally by non-U.S. tour operators and non-U.S. travel agencies. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our ships and ships under construction.

Revenues by geographic areas, which are based on where our guests are sourced and not the cruise brands on which they sailed, were as follows (in millions):

	Years Ended November 30,		
	2012	2011	2010
North America	$ 7,952	$ 7,835	$ 7,467
Europe	5,367	5,961	5,574
Australia and Asia	1,506	1,528	1,063
Others	557	469	365
	$15,382	$15,793	$14,469

NOTE 13 – Compensation Plans

Equity Plans

We issue our share-based compensation awards under the Carnival Corporation and Carnival plc stock plans, which have an aggregate of 30.3 million shares available for future grant at November 30, 2012. These plans allow us to issue restricted stock awards ("RSAs"), restricted stock units ("RSUs"), performance-based share ("PBS") awards and stock options (collectively "equity awards"). Equity awards are principally granted to management level employees and members of our Boards of Directors. The plans are administered by a committee of our independent directors (the "Committee") that determines which employees are eligible to participate, the monetary value or number of shares for which equity awards are to be granted and the amounts that may be exercised or sold within a specified term. These plans allow us to fulfill our equity award obligations using shares purchased in the open market or with unissued or treasury shares. Certain equity awards provide for accelerated vesting if we have a change in control, as defined.

Our total share-based compensation expense was $39 million, $46 million and $43 million in 2012, 2011 and 2010, respectively, of which $36 million, $42 million and $40 million has been included in selling and administrative expenses and $3 million, $4 million and $3 million in cruise payroll and related expenses in 2012, 2011 and 2010, respectively.

RSAs/RSUs and PBS Awards

RSAs generally have the same rights as Carnival Corporation common stock, except for transfer restrictions and forfeiture provisions. RSAs have been granted to certain officers and non-executive board members and either have three or five-year cliff vesting or vest evenly over five years after the grant date. In addition, Carnival Corporation and Carnival plc grant RSUs that vest evenly over five years or at the end of three or five years after the grant date and accrue forfeitable dividend equivalents on each outstanding RSU, in the form of additional RSUs, based on dividends declared. The share-based compensation expense associated with RSAs/RSUs is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant, and is amortized to expense using the straight-line method from the grant date through the earlier of the vesting date or the estimated retirement eligibility date.

In 2012 and 2011, the Committee approved PBS awards to be granted to certain key Carnival Corporation & plc executives. The share-based compensation expense associated with these PBS awards is based on the quoted market price of the Carnival Corporation or Carnival plc shares on the date of grant and the probability of our earnings per share growth over a three-year period being achieved. These PBS awards provide an opportunity to earn from zero to 200% of the number of target shares underlying the award achieved at the end of the third year. The PBS awards will accrue forfeitable dividend equivalents based on dividends declared.

During the year ended November 30, 2012, RSA/RSU and PBS activity was as follows:

	RSAs/RSUs		PBSs	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding at November 30, 2011	3,625,966	$33.70	116,992	$45.12
Granted	1,411,296	$30.34	223,531	$31.03
Vested	(1,887,063)	$27.51	(22,279)	$31.90
Forfeited	(88,316)	$36.33	(4,537)	$41.16
Outstanding at November 30, 2012	3,061,883	$35.89	313,707	$36.08

The total grant date fair value of RSAs/ RSUs vested was $52 million, $53 million and $28 million in 2012, 2011 and 2010, respectively. As of November 30, 2012, there was $39 million of total unrecognized compensation cost related to RSAs/RSUs and PBSs. As of November 30, 2012, the total unrecognized compensation costs related to RSAs/RSUs and PBSs are expected to be recognized over a weighted-average period of 1.7 years and 2.4 years, respectively.

Stock Option Plans

In 2007 and 2008, the Committee decided to cease granting stock options to our employees and non-executive board members, respectively, and to instead grant them RSAs and RSUs. A combined summary of Carnival Corporation and Carnival plc stock option activity during the year ended November 30, 2012 related to stock options previously granted was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (a) (in millions)
Outstanding at November 30, 2011	10,428,951	$45.65		
Exercised	(839,594)	$27.58		
Forfeited or expired	(1,461,142)	$46.11		
Outstanding at November 30, 2012	8,128,215	$47.72	1.2	$5
Exercisable at November 30, 2012	8,128,215	$47.72	1.2	$5

(a) The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the option exercise price at November 30, 2012.

As of the dates of exercise, the total intrinsic value of options exercised in 2012, 2011 and 2010 was $7 million, $18 million and $17 million, respectively. As of November 30, 2012, there is no unrecognized compensation cost as there were no unvested stock options. Our stock options will expire through 2016.

Defined Benefit Pension Plans

We have several single-employer defined benefit pension plans, which cover some of our shipboard and shoreside employees. The U.S. and UK shoreside employee plans are closed to new membership and are funded at or above the level required by U.S. or UK regulations. Substantially all of the remaining defined benefit plans are unfunded. In determining all of our plans' benefit obligations at November 30, 2012 and 2011, we assumed weighted-average discount rates of 3.5% and 4.5%, respectively. The net asset or net liability positions under these single-employer defined benefit pension plans are not material.

In addition, we participate in two multiemployer defined benefit pension plans in the UK, the British Merchant Navy Officers Pension Fund (registration number 10005645) ("MNOPF"), and the British Merchant Navy Ratings Pension Fund (registration number 10005646) ("MNRPF"), which are referred to as "the multiemployer plans." The MNOPF is divided into two sections, the "New Section" and the "Old Section." The multiemployer plans are maintained for the benefit of the employees of the participating employers who make contributions to the plans. However, contributions made by employers, including us, may be used to provide benefits to employees of other participating employers, and if any of the participating employers withdraw from the multiemployer plans or fail to make their required contributions, any unfunded obligations would be the responsibility of the remaining participating employers. We are contractually obligated to make all required contributions as determined by the plans' trustees. All of our multiemployer plans are closed to new membership, and the MNOPF Old Section is also closed to further benefit accrual and is fully funded. Based on the most recent actuarial review of the MNOPF New Section at March 31, 2011 and the MNRPF at March 31, 2012, it was determined that these plans were 86% and 72% funded, respectively. The multiemployer plans have implemented recovery plans, as appropriate, whereby their estimated funding deficits are to be recovered through funding contributions from participating employers.

We expense our portion of any multiemployer plan deficit as amounts are invoiced by, and become due and payable to, the trustees. In 2012 and 2011, our contributions to the MNOPF fund (and including the MNOPF Old Section for 2010) were not material and did not exceed 5% of total contributions to the fund. In 2010, we received and paid in full a special assessment invoice from the MNOPF trustee for our additional share of the MNOPF New Section deficit. Accordingly, we expensed the invoice of $41 million in cruise payroll and related expense in 2010, which exceeded 5% of total contributions to the fund. In 2012, 2011 and 2010, our contributions to the MNRPF were not material and did not exceed 5% of total contributions to the plan. It is possible that we will be required to fund and expense additional amounts for the multiemployer plans in the future, however, such amounts are not expected to be material.

Total expense for all defined benefit pension plans, including the multiemployer plans, was $45 million, $46 million and $85 million in 2012, 2011 and 2010, respectively.

Defined Contribution Plans

We have several defined contribution plans available to most of our employees. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense for these plans was $22 million, $21 million and $20 million in 2012, 2011 and 2010, respectively.

NOTE 14 – Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in millions, except per share data):

	Years Ended November 30,		
	2012	2011	2010
Net income	$1,298	$1,912	$1,978
Interest on dilutive convertible notes	-	-	11
Net income for diluted earnings per share	$1,298	$1,912	$1,989
Weighted-average common and ordinary shares outstanding	778	787	788
Dilutive effect of convertible notes	-	-	14
Dilutive effect of equity plans	1	2	3
Diluted weighted-average shares outstanding	779	789	805
Basic earnings per share	$ 1.67	$ 2.43	$ 2.51
Diluted earnings per share	$ 1.67	$ 2.42	$ 2.47
Anti-dilutive stock options excluded from diluted earnings per share computations	8	9	10

NOTE 15 – Supplemental Cash Flow Information

Cash paid for interest, net of capitalized interest, was $347 million, $358 million and $361 million in 2012, 2011 and 2010, respectively. In addition, cash (paid) received, net for income taxes was $(4) million, $9 million and $(15) million in 2012, 2011 and 2010, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO Framework"). Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2012.

PricewaterhouseCoopers LLP, the independent registered certified public accounting firm that audited our consolidated financial statements, has also audited the effectiveness of our internal control over financial reporting as of November 30, 2012 as stated in their report, which is included in this 2012 Annual Report.



Micky Arison
Chairman of the Board and
Chief Executive Officer
January 29, 2013



Howard S. Frank
Vice Chairman of the Board and
Chief Operating Officer
January 29, 2013



David Bernstein
Senior Vice President and
Chief Financial Officer
January 29, 2013

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of Carnival Corporation and Carnival plc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation & plc (comprising Carnival Corporation and Carnival plc and their respective subsidiaries, the "Company") at November 30, 2012 and November 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Miami, Florida
January 29, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements, estimates or projections contained in this 2012 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning future results, outlooks, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like "will," "may," "could," "should," "would," "believe," "depends," "expect," "goal," "anticipate," "forecast," "future," "intend," "plan," "estimate," "target," "indicate" and similar expressions of future intent or the negative of such terms.

Forward-looking statements include those statements that may impact, among other things, the forecasting of our non-GAAP earnings per share ("EPS"); net revenue yields; booking levels; pricing; occupancy; operating, financing and tax costs, including fuel expenses; costs per available lower berth day ("ALBD"); estimates of ship depreciable lives and residual values; liquidity; goodwill and trademark fair values and outlook. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2012 Annual Report. These factors include, but are not limited to, the following:

- general economic and business conditions;
- increases in fuel prices;
- incidents, the spread of contagious diseases and threats thereof, adverse weather conditions or other natural disasters and other incidents affecting the health, safety, security and satisfaction of guests and crew;
- the international political climate, armed conflicts, terrorist and pirate attacks, vessel seizures, and threats thereof, and other world events affecting the safety and security of travel;
- negative publicity concerning the cruise business in general or us in particular, including any adverse environmental impacts of cruising;
- litigation, enforcement actions, fines or penalties;
- economic, market and political factors that are beyond our control, which could increase our operating, financing and other costs;
- changes in and compliance with laws and regulations relating to the protection of persons with disabilities, employment, environment, health, safety, security, tax and other regulations under which we operate;
- our ability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments on terms that are favorable or consistent with our expectations;
- increases to our repairs and maintenance expenses and refurbishment costs as our fleet ages;
- lack of continuing availability of attractive, convenient and safe port destinations;
- continuing financial viability of our travel agent distribution system, air service providers and other key vendors in our supply chain and reductions in the availability of, and increases in the pricing for, the services and products provided by these vendors;
- disruptions and other damages to our information technology and other networks and operations, and breaches in data security;
- failure to keep pace with developments in technology;
- competition from and overcapacity in the cruise ship or land-based vacation industry;
- loss of key personnel or our ability to recruit or retain qualified personnel;
- union disputes and other employee relation issues;
- disruptions in the global financial markets or other events may negatively affect the ability of our counterparties and others to perform their obligations to us;
- the continued strength of our cruise brands and our ability to implement our brand strategies;
- our international operations are subject to additional risks not generally applicable to our U.S. operations;

- geographic regions in which we try to expand our business may be slow to develop and ultimately not develop how we expect;
- our decisions to self-insure against various risks or our inability to obtain insurance for certain risks at reasonable rates;
- fluctuations in foreign currency exchange rates;
- whether our future operating cash flow will be sufficient to fund future obligations and whether we will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with our expectations;
- risks associated with the DLC arrangement and
- uncertainties of a foreign legal system as we are not incorporated in the U.S.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant stock exchange rules, we expressly disclaim any obligation to disseminate, after the date of this 2012 Annual Report, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

2012 Executive Overview

This past year has been the most challenging in our history as a result of the *Costa Concordia* incident. The ship incident had a profound impact on each and every employee, both shoreside and shipboard, and has driven us to reinforce our commitment to the safety of our guests and crew. We have taken steps to identify lessons learned and best practices. In addition, we have and will continue to implement improvements to our already established procedures and training programs. We are also committed to rebuilding Costa's reputation and strengthening its trust with guests and travel agents. Accordingly, Costa launched a number of initiatives, including enhancements to existing safety and security procedures, training and related processes and a major international advertising campaign that targets consumers in its key markets. Over the next few years, we expect to fully recover and continue to build on our leadership positions.

Net income for 2012 was $1.3 billion, compared to $1.9 billion for the prior year. This decrease was caused by a 2.5% decrease in constant dollar net revenue yields, higher fuel prices and the Ibero goodwill and trademark impairment charges.

The 2.5% decrease in constant dollar net revenue yields was driven by our EAA brands as a result of the direct and indirect consequences of the ship incident and the challenging economic environment in Europe. Although our North America brands achieved a slight increase in net revenue yields, they were affected by the indirect consequences of the ship incident.

Our higher fuel prices in 2012 compared to the prior year were partially offset by lower fuel consumption, which continues our multiple-year fuel consumption savings trend. Implementing a combination of fuel saving initiatives has allowed us to reduce our rate of fuel consumption by 18% over the past seven years. In 2012, constant dollar net cruise costs excluding fuel per ALBD had a slight decrease compared to the prior year. On a longer-term basis, our constant dollar net cruise costs excluding fuel per ALBD have remained flat from 2008 through 2012 despite inflationary pressures.

During 2012, we generated $3.0 billion of cash from operations and used $1.8 billion to fund net capital expenditures, leaving us with $1.2 billion of free cash flow (defined as cash from operations less net capital expenditures). All of this free cash flow was returned to shareholders through our $0.25 per share regular quarterly dividend, our $0.50 per share special dividend and by repurchasing 2.6 million of Carnival Corporation common stock. This is the second consecutive year that we returned all our free cash flow to shareholders.

We believe that adding newer, more efficient ships, as well as improving our existing fleet, will have a positive impact on our profitability. During 2012, we ordered two new cruise ships – one 4,000-passenger capacity ship for our Carnival Cruise Lines brand and one 2,660-passenger capacity ship for our Holland America Line brand. These ships will be the largest ever constructed for these two cruise brands. As of January 22, 2013, we currently have nine cruise ships scheduled to enter service between March 2013 and March 2016, two of which will enter service in 2013 (see "Note 6 – Commitments" in the accompanying consolidated financial statements). Our current intention is to have an average of two to three new cruise ships enter service annually, some of which will replace existing capacity from the possible sales of older, less efficient ships. We are strategically timing the introductions of additional ships to our brands to allow ample time for those lines to further grow their guest base and absorb the new capacity. Our rate of growth is slowing in the more established regions of North America and Western Europe. We are committed to a measured pace of newbuilds to achieve an optimal balance of supply and demand to maximize our profitability in these established regions. In addition, we believe that we have significant opportunities to grow our presence in the emerging Asian cruise region and will continue to redeploy some of our existing ships to that region.

Outlook for the 2013 First Quarter and Full Year

On December 20, 2012, we said that we expected our non-GAAP diluted EPS for the 2013 first quarter and full year would be in the ranges of $0.03 to $0.07 and $2.20 to $2.40, respectively (see "Key Performance Non-GAAP Financial Indicators"). Our guidance was based on fuel prices of $674 per metric ton and $692 per metric ton for the 2013 first quarter and full year, respectively. In addition, our guidance was based on 2013 first quarter and full year currency rates of $1.30 to the euro, $1.61 to sterling and $1.05 to the Australian dollar. The fuel and currency assumptions used in our guidance change daily and, accordingly, our forecasts change daily based on the changes in these assumptions.

We believe it is more meaningful to evaluate our earnings performance by excluding the impact of unrealized gains and losses on fuel derivatives from non-GAAP diluted EPS. Therefore, we will not include any future estimates of unrealized gains and losses on fuel derivatives in our non-GAAP EPS guidance. However, we will forecast realized gains and losses on fuel derivatives by applying current Brent prices to the derivatives that settle in the forecast period.

The above forward-looking statements involve risks, uncertainties and assumptions with respect to us. There are many factors that could cause our actual results to differ materially from those expressed above including, but not limited to, general economic and business conditions, increases in fuel prices, incidents, spread of contagious diseases, adverse weather conditions, geo-political events, negative publicity and other factors that could adversely impact our revenues, costs and expenses. You should read the above forward-looking statement together with the discussion of these and other risks under "Cautionary Note Concerning Factors That May Affect Future Results."

Critical Accounting Estimates

Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Ship Accounting

Our most significant assets are our ships, including ship improvements and ships under construction, which represent 79% of our total assets at November 30, 2012. We make several critical accounting estimates with respect to our ship accounting. First, in order to compute our ships' depreciation expense, which represented 10% of our cruise costs and expenses in 2012, we have to estimate the average useful life of each of our ships as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs that we believe add value to our ships and have a useful life greater than one year, and depreciate those improvements over their or the ships' estimated remaining useful life, whichever is shorter, while the costs of repairs and maintenance, including minor improvement costs and dry-dock expenses, are charged to expense as incurred. Finally, when we record the retirement of a ship component that is included within the ship's cost basis, we may have to estimate the net book value of the asset being retired in order to remove it from the ship's cost basis.

We determine the average useful life of our ships and their residual values based primarily on our estimates of the weighted-average useful lives and residual values of the ships' major component systems, such as cabins, superstructure, main electric, engines and hull. In addition, we consider, among other things, long-term vacation market conditions, competition and historical useful lives of similarly-built ships. We have estimated our ships' weighted-average useful lives at 30 years and their average residual values at 15% of our original ship cost. Further, we determine the useful life of ship improvements based on estimates of the period over which the assets will be of economic benefit to us. In determining such lives, we also consider factors, including but not limited to, physical deterioration, obsolescence, regulatory constraints and maintenance requirements.

Given the large size and complexity of our ships, ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ships. In addition, since we do not separately componentize our ships, we do not identify and track depreciation of specific original ship components. Therefore, we typically have to estimate the net book value of components that are retired, based primarily upon their replacement cost, their age and their original estimated useful lives.

If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense, loss on retirement of ship components and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance expense could increase, which would be partially offset by a decrease in depreciation expense, resulting from a reduction in capitalized costs. Our 2012 ship depreciation expense would increase by an estimated $37 million for every year we reduce our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our 2012 depreciation expense would increase by approximately $190 million.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied in all material respects and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which they are used. In addition, we believe that the estimates we made are reasonable and our methods consistently applied in all material respects (1) in determining the average useful life and average residual values of our ships, including ship improvements; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net book value of ship component assets being retired. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairments

Impairment reviews of our cruise ships, goodwill and trademarks require us to make significant estimates to determine the fair values of these assets or cruise brands. For our cruise ships, we perform our impairment reviews, if required, at the individual cruise ship level, which is the lowest level for which we maintain identifiable cash flows that are independent of the cash flows of other assets and liabilities. See "Note 4 – Property and Equipment" in the accompanying consolidated financial statements for a discussion of impairment charges recorded in 2012 and 2011. We believe it is more-likely-than-not ("MLTN") that each of our cruise brands' estimated fair values that carry goodwill at November 30, 2012 exceeded their carrying values. We also believe that it is MLTN that the estimated fair values of each of our cruise brands' trademarks recorded at November 30, 2012 exceeded their carrying values. See "Note 11 – Fair Value Measurements, Derivative

Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional discussion of our goodwill and trademark impairment tests.

The determination of fair value includes numerous uncertainties, unless a comparable, viable actively-traded market exists, which is usually not the case for cruise ships, cruise brands and trademarks. Our ship fair values are typically estimated based on individual or comparable ship sale prices and other comparable ship values in inactive markets.

In performing qualitative assessments of our cruise brands that carry goodwill, qualitative factors that we consider to determine their effect on each of the cruise brands' estimated fair values include industry and market conditions, macroeconomic conditions, changes to WACC, overall financial performance and changes in fuel. In determining the estimated fair values of cruise brands utilizing discounted future cash flow analysis for our quantitative goodwill impairment tests, if any, significant judgments are made related to forecasting future operating results, including net revenue yields, net cruise costs including fuel prices, capacity changes, including the expected deployment of vessels into, or out of, the cruise brand, WACC for comparable publicly-traded companies, adjusted for the risk attributable to the geographic region in which the cruise brand operates and terminal values. In addition, third party appraisers are sometimes used to help determine fair values of cruise brands and trademarks, and their valuation methodologies are also typically subject to uncertainties similar to those discussed above.

In addition, in performing our qualitative assessments of our cruise brands' significant trademarks, qualitative factors that we consider to determine their effect on each of the cruise brands recorded trademarks' estimated fair values include industry and market conditions, macroeconomic conditions, changes to the WACC, changes to the royalty rates and overall financial performance. In determining our trademark estimated fair values for our quantitative impairment tests, if any, we also use discounted future cash flow analysis, which requires some of the same significant judgments discussed above. Specifically, determining the estimated amount of royalties avoided by our ownership of the trademark is based upon forecasted cruise revenues and royalty rates that a market participant would use. The royalty rates are estimated primarily using comparable royalty agreements for similar industries.

We believe that we have made reasonable estimates and judgments in determining whether our cruise ships, goodwill and trademarks have been impaired. However, if there is a material change in the conditions or circumstances affecting fair values, or if there is a material change in assumptions used in our determination of fair values, then we may need to recognize a material impairment charge.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal, regulatory, guest and crew, and tax matters. In addition, we periodically assess the recoverability of our trade and other receivables and other counterparty credit exposures, such as contractual nonperformance by financial and other institutions with which we conduct significant business. Our credit exposure includes contingent obligations related to cash payments received directly by travel agents and tour operators for cash collected by them on cruise sales in most of Europe where we are obligated to extend credit in a like amount to these guests even if we do not receive payment from the travel agents or tour operators. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable, or MLTN for income tax matters, that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable or MLTN loss, if any, can be made. In assessing probable losses, we make estimates of the amount of probable insurance recoveries, if any, which are recorded as assets. We accrue a liability and establish a reserve when we believe a loss is probable or MLTN for income tax matters, and the amount of the loss can be reasonably estimated in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). Such accruals and reserves are typically based on developments to date, management's estimates of the outcomes of these matters, our experience in contesting, litigating and settling other similar non-income tax matters, historical claims experience, actuarially determined estimates of liabilities and any related insurance coverages. See "Note 7 – *Costa Concordia*," "Note 8 – Contingencies," "Note 9 – Income and Other Taxes" and "Note 11 – Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition, as new information becomes available, we may need to reassess the amount of asset or liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

Results of Operations

We earn substantially all of our cruise revenues from the following:

- sales of passenger cruise tickets and, in some cases, the sale of air and other transportation to and from airports near our ships' home ports and cancellation fees. The cruise ticket price includes accommodations, most meals, some non-alcoholic beverages and most onboard entertainment. We also collect governmental fees and taxes from our guests, and
- sales of goods and services primarily onboard our ships not included in the cruise ticket price including, among other things, liquor and some non-alcoholic beverage sales, shore excursions, casino gaming, gift shop sales, photo sales, full service spas, communication services, cruise vacation protection programs and pre- and post-cruise land packages. These goods and services are provided either directly by us or by independent concessionaires, from which we receive either a percentage of their revenues or a fee.

We incur cruise operating costs and expenses for the following:

- the costs of passenger cruise bookings, which represent costs that are directly associated with passenger cruise ticket revenues, and include travel agent commissions, air and other transportation related costs, governmental fees and taxes that vary with guest head counts and related credit card fees,
- onboard and other cruise costs, which represent costs that are directly associated with onboard and other revenues, and include among other things, the costs of liquor and some non-alcoholic beverages, costs of tangible goods sold by us in our gift shops and from our photo sales, communication costs, costs of cruise vacation protection programs, costs of pre- and post-cruise land packages and related credit card fees. Concession revenues do not have significant associated expenses because the costs and services incurred for concession revenues are borne by our concessionaires,
- fuel costs, which include fuel delivery costs,
- payroll and related costs, which represent all costs related to our shipboard personnel, including deck and engine crew, including officers, and hotel and administrative employees,
- food costs, which include both our guest and crew food costs, and
- other ship operating costs, which include port costs that do not vary with guest head counts, repairs and maintenance, including minor improvements and dry-dock expenses, hotel costs, entertainment, freight and logistics and all other ship operating costs and expenses.

For segment information related to our North America and EAA cruise brands' revenues, expenses, operating income and other financial information, see "Note 12 – Segment Information" in the accompanying consolidated financial statements.

Statistical Information

	Years Ended November 30,		
	2012	2011	2010
Passengers carried (in thousands)	9,829	9,559	9,147
Occupancy percentage (a)	105.5%	106.2%	105.6%
Fuel consumption (metric tons in thousands)	3,354	3,395	3,319
Fuel cost per metric ton consumed	$ 710	$ 646	$ 489
Currencies			
U.S. dollar to €1	$ 1.28	$ 1.40	$ 1.33
U.S. dollar to £1	$ 1.58	$ 1.60	$ 1.55
U.S. dollar to Australian dollar	$ 1.03	$ 1.03	$ 0.91

(a) In accordance with cruise business practice, occupancy is calculated using a denominator of two passengers per cabin even though some cabins can accommodate three or more passengers. Percentages in excess of 100% indicate that on average more than two passengers occupied some cabins.

2012 Compared to 2011

Revenues

Consolidated

Cruise passenger ticket revenues made up 76% of our 2012 total revenues. Cruise passenger ticket revenues decreased by $500 million, or 4.1%, to $11.7 billion in 2012 from $12.2 billion in 2011. This decrease was substantially due to a decrease in cruise ticket pricing, which accounted for $434 million, a stronger U.S. dollar against the euro and sterling, net of a weaker U.S. dollar against the Australian dollar (referred to as " the net currency impact"), which accounted for $282 million, and a slight decrease in occupancy percentage, which accounted for $82 million, partially offset by our 2.9% capacity increase in ALBDs, which accounted for $348 million (see "Key Performance Non-GAAP Financial Indicators"). Our cruise ticket pricing and occupancy were affected by the direct and indirect consequences of the ship incident and the challenging economic environment in Europe.

The remaining 24% of 2012 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $156 million, or 4.6%, to $3.5 billion in 2012 from $3.4 billion in 2011. This increase was caused by our 2.9% capacity increase in ALBDs, which accounted for $96 million, higher onboard spending by our guests, which accounted for $51 million, and the change in the accounting for our North America cruise brands and Tour and Other segments (See "Note 12 – Segment Information" in the accompanying consolidated financial statements for a further discussion). These increases were partially offset by the net currency impact, which accounted for $58 million, and a slight decrease in occupancy percentage, which accounted for $23 million. Onboard and other revenues included concession revenues of $1.1 billion in 2012, which were flat compared to 2011.

North America Brands

Cruise passenger ticket revenues made up 74% of our 2012 total revenues. Cruise passenger ticket revenues increased by $123 million, or 1.8%, to $6.9 billion in 2012 from $6.8 billion in 2011. This increase was caused by our 3.4% capacity increase in ALBDs, which accounted for $229 million, partially offset by a decrease in cruise ticket pricing, which accounted for $59 million, and a decrease in air transportation revenues from guests who purchased their tickets from us, which accounted for $39 million. Our cruise ticket pricing was affected by the indirect consequences of the ship incident.

The remaining 26% of 2012 total revenues were comprised of onboard and other cruise revenues, which increased $214 million, or 9.9%, to $2.4 billion in 2012 from $2.2 billion in 2011. This increase was substantially due to our 3.4% capacity increase in ALBDs, which accounted for $73 million, higher onboard spending by our guests, which accounted for $42 million, and the change in the accounting for our North America cruise brands and Tour and Other segments. Onboard and other revenues included concession revenues of $727 million in 2012 and $681 million in 2011.

EAA Brands

Cruise passenger ticket revenues made up 82% of our 2012 total revenues. Cruise passenger ticket revenues decreased by $621 million, or 11%, to $4.8 billion in 2012 from $5.4 billion in 2011. This decrease was caused by a decrease in cruise ticket pricing, which accounted for $354 million, the net currency impact, which accounted for $282 million, and a 2.1 percentage point decrease in occupancy, which accounted for $110 million, partially offset by our 2.0% capacity increase in ALBDs, which also accounted for $110 million. Our cruise ticket pricing and occupancy were affected by the direct and indirect consequences of the ship incident and the challenging economic environment in Europe.

The remaining 18% of 2012 total revenues were comprised of onboard and other cruise revenues, which decreased $56 million, or 5.1%, to $1.0 billion in 2012 from $1.1 billion in 2011. This decrease was caused by the net currency impact, which accounted for $58 million, and a 2.1 percentage point decrease in occupancy, which accounted for $23 million, partially offset by our 2.0% capacity increase in ALBDs, which also accounted for $23 million. Onboard and other revenues included concession revenues of $356 million in 2012 and $397 million in 2011.

Costs and Expenses

Consolidated

Operating costs and expenses of $10.3 billion in 2012 were flat compared to 2011. Operating costs and expenses in 2012 increased due to our 2.9% capacity increase in ALBDs, which accounted for $289 million, and higher fuel prices, which accounted for $214 million. These increases were offset by the net currency impact, which accounted for $172 million, a decrease in commissions, transportation and other costs primarily as a result of our lower cruise ticket pricing, the change in our UK brands' commission structure and a decrease in air transportation costs related to guests who purchased their tickets from us, which together accounted for $158 million, lower fuel consumption per ALBD, which accounted for $89 million, and a slight decrease in occupancy percentage, which accounted for $27 million. In addition, operating costs and expenses in 2012 increased as a result of *Costa Allegra*'s impairment charge and incident-related expenses, which together accounted for $51 million, and the ship incident-related expenses that were not covered by insurance, which accounted for $28 million, partially offset by Costa's excess insurance proceeds and a gain from Cunard's litigation settlement, which together accounted for $34 million, and the nonrecurrence in 2012 of $28 million of ship impairment charges recognized in 2011 related to the sale of *Costa Marina* and *Pacific Sun* (the net impact of these changes in operating costs and expenses are referred to as "the other net charges related to our EAA brands," which combined accounted for $17 million).

Selling and administrative expenses of $1.7 billion in 2012 were flat compared to 2011.

Depreciation and amortization expenses of $1.5 billion in 2012 were flat compared to 2011.

Ibero goodwill and trademark impairment charges of $173 million were recorded in 2012. See "Note 11 - Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional discussion of these impairment charges.

Our total costs and expenses as a percentage of revenues increased to 89% in 2012 from 86% in 2011.

North America Brands

Operating costs and expenses increased $286 million, or 4.9%, to $6.1 billion in 2012 from $5.8 billion in 2011. This increase was caused by our 3.4% capacity increase in ALBDs, which accounted for $198 million, higher fuel prices, which accounted for $147 million, and the change in the accounting for our North America cruise brands and Tour and Other segments. These increases were partially offset by a decrease in commissions, transportation and other costs primarily as a result of our lower cruise ticket pricing and a decrease in air transportation costs related to guests who purchased their tickets from us, which together accounted for $46 million, and lower fuel consumption per ALBD, which accounted for $44 million.

Our total costs and expenses as a percentage of total revenues of 86% in 2012 was flat compared to 2011.

EAA Brands

Operating costs and expenses decreased $234 million, or 5.5%, to $4.0 billion in 2012 from $4.2 billion in 2011. This decrease was caused by the net currency impact, which accounted for $172 million, a decrease in commissions, transportation and other costs primarily as a result of our lower cruise ticket pricing, the change in our UK brands' commission structure and a decrease in air transportation costs related to guests who purchased their tickets from us, which together accounted for $103 million, lower fuel consumption per ALBD, which accounted for $45 million, a 2.1 percentage point decrease in occupancy percentage, which accounted for $36 million, and the other net charges related to our EAA brands, which accounted for $17 million. These decreases were partially offset by our 2.0% capacity increase in ALBDs, which accounted for $87 million, and higher fuel prices, which accounted for $67 million.

Ibero goodwill and trademark impairment charges of $173 million were recorded in 2012.

Our total costs and expenses as a percentage of total revenues increased to 93% in 2012 from 84% in 2011.

Operating Income

Our consolidated operating income decreased $613 million, or 27%, to $1.6 billion in 2012 from $2.3 billion in 2011. Our North America brands' operating income of $1.3 billion in 2012 was flat compared to 2011, and our EAA brands' operating income decreased $593 million, or 58%, to $433 million in 2012 from $1.0 billion in 2011. These changes were principally due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

ALBDs is a standard measure of passenger capacity for the period, which we use to perform rate and capacity variance analyses to determine the main non-capacity driven factors that cause our cruise revenues and expenses to vary. ALBDs assume that each cabin we offer for sale accommodates two passengers and is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

We use net cruise revenues per ALBD ("net revenue yields"), net cruise costs per ALBD and net cruise costs excluding fuel per ALBD as significant non-GAAP financial measures of our cruise segment financial performance. These measures enable us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business. We believe these non-GAAP measures provide useful information to investors and expanded insight to measure our revenue and cost performance as a supplement to our U.S. GAAP consolidated financial statements.

Net revenue yields are commonly used in the cruise business to measure a company's cruise segment revenue performance and for revenue management purposes. We use "net cruise revenues" rather than "gross cruise revenues" to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air and other transportation, certain other costs that are directly associated with onboard and other revenues and credit card fees. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices and food expenses, once our capacity levels have been determined.

Net passenger ticket revenues reflect gross cruise revenues, net of (1) onboard and other revenues, (2) commissions, transportation and other costs and (3) onboard and other cruise costs. Net onboard and other revenues reflect gross cruise revenues, net of (1) passenger ticket revenues, (2) commissions, transportation and other costs and (3) onboard and other cruise costs. Net passenger ticket revenue yields and net onboard and other revenue yields are computed by dividing net passenger ticket revenues and net onboard and other revenues by ALBDs.

Net cruise costs per ALBD and net cruise costs excluding fuel per ALBD are the most significant measures we use to monitor our ability to control our cruise segment costs rather than gross cruise costs per ALBD. We exclude the same variable costs that are included in the calculation of net cruise revenues to calculate net cruise costs with and without fuel to avoid duplicating these variable costs in our non-GAAP financial measures.

In addition, because our EAA brands utilize the euro, sterling and Australian dollar to measure their results and financial condition, the translation of those operations to our U.S. dollar reporting currency results in decreases in reported U.S. dollar revenues and expenses if the U.S. dollar strengthens against these foreign currencies and increases in reported U.S. dollar revenues and expenses if the U.S. dollar weakens against these foreign currencies. Accordingly, we also monitor and report these non-GAAP financial measures assuming the 2012 and 2011 periods' currency exchange rates have remained constant with the 2011 and 2010 periods' rates, respectively, or on a "constant dollar basis," in order to remove the impact of changes in exchange rates on our non-U.S. dollar cruise operations. We believe that this is a useful measure since it facilitates a comparative view of the growth of our business in a fluctuating currency exchange rate environment.

We believe that the impairment charges recognized in 2012 related to Ibero's goodwill and trademarks are nonrecurring and, therefore, are not an indication of our future earnings performance. As such, we believe it is more meaningful for the impairment charges to be excluded from our net income and earnings per share and, accordingly, we present non-GAAP net income and non-GAAP EPS excluding these impairment charges.

Under U.S. GAAP, the realized and unrealized gains and losses on fuel derivatives not qualifying as fuel hedges are immediately recognized in earnings. We believe that unrealized gains and losses on fuel derivatives are not an indication of our earnings performance since they relate to future periods and may not ultimately be realized in our future earnings. Therefore, we believe it is more meaningful for the unrealized gains and losses on fuel derivatives to be excluded from our net income and EPS and, accordingly, we present a non-GAAP net income and non-GAAP EPS excluding these unrealized gains and losses.

We have not included in our earnings guidance the impact of unrealized gains and losses on fuel derivatives because these unrealized amounts involve a significant amount of uncertainty, and we do not believe they are an indication of our future earnings performance. Accordingly, our earnings guidance is presented on a non-GAAP basis only. As a result, we did not present a reconciliation between forecasted non-GAAP diluted EPS guidance and forecasted U.S. GAAP diluted EPS guidance, since we do not believe that the reconciliation information would be meaningful.

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The presentation of our non-GAAP financial information is not intended to be considered in isolation or as substitute for, or superior to, the financial information prepared in accordance with U.S. GAAP. There are no specific rules for determining our non-GAAP current and constant dollar financial measures and, accordingly, they are susceptible to varying calculations, and it is possible that they may not be exactly comparable to the like-kind information presented by other companies, which is a potential risk associated with using these measures to compare us to other companies.

Consolidated gross and net revenue yields were computed by dividing the gross and net cruise revenues, without rounding, by ALBDs as follows (dollars in millions, except yields):

	Years Ended November 30,				
	2012	2012 Constant Dollar	2011	2011 Constant Dollar	2010
Passenger ticket revenues	$ 11,658	$ 11,941	$ 12,158	$ 11,901	$ 11,084
Onboard and other revenues	3,513	3,570	3,357	3,299	3,104
Gross cruise revenues	15,171	15,511	15,515	15,200	14,188
Less cruise costs					
Commissions, transportation and other	(2,292)	(2,358)	(2,461)	(2,421)	(2,272)
Onboard and other	(558)	(566)	(506)	(495)	(474)
	(2,850)	(2,924)	(2,967)	(2,916)	(2,746)
Net passenger ticket revenues	9,366	9,583	9,697	9,480	8,812
Net onboard and other revenues	2,955	3,004	2,851	2,804	2,630
Net cruise revenues	$ 12,321	$ 12,587	$ 12,548	$ 12,284	$ 11,442
ALBDs	71,975,652	71,975,652	69,970,910	69,970,910	66,545,164
Gross revenue yields	$ 210.78	$ 215.50	$ 221.74	$ 217.24	$ 213.21
% (decrease) increase vs. prior year	(4.9)%	(2.8)%	4.0%	1.9%	
Net revenue yields	$ 171.18	$ 174.88	$ 179.35	$ 175.56	$ 171.94
% (decrease) increase vs. prior year	(4.6)%	(2.5)%	4.3%	2.1%	
Net passenger ticket revenue yields	$ 130.13	$ 133.14	$ 138.60	$ 135.49	$ 132.41
% (decrease) increase vs. prior year	(6.1)%	(3.9)%	4.7%	2.3%	
Net onboard and other revenue yields	$ 41.05	$ 41.74	$ 40.75	$ 40.07	$ 39.52
% increase vs. prior year	0.7 %	2.4 %	3.1%	1.4%	

Consolidated gross and net cruise costs and net cruise costs excluding fuel per ALBD were computed by dividing the gross and net cruise costs and net cruise costs excluding fuel, without rounding, by ALBDs as follows (dollars in millions, except costs per ALBD):

	Years Ended November 30,				
	2012	2012 Constant Dollar	2011	2011 Constant Dollar	2010
Cruise operating expenses	$ 10,166	$ 10,338	$ 10,095	$ 9,952	$ 8,880
Cruise selling and administrative expenses	1,713	1,749	1,696	1,666	1,583
Gross cruise costs	11,879	12,087	11,791	11,618	10,463
Less cruise costs included in net cruise revenues					
Commissions, transportation and other	(2,292)	(2,358)	(2,461)	(2,421)	(2,272)
Onboard and other	(558)	(566)	(506)	(495)	(474)
Net cruise costs	9,029	9,163	8,824	8,702	7,717
Less fuel	(2,381)	(2,381)	(2,193)	(2,193)	(1,622)
Net cruise costs excluding fuel	$ 6,648	$ 6,782	$ 6,631	$ 6,509	$ 6,095
ALBDs	71,975,652	71,975,652	69,970,910	69,970,910	66,545,164
Gross cruise costs per ALBD	$ 165.04	$ 167.94	$ 168.51	$ 166.05	$ 157.23
% (decrease) increase vs. prior year	(2.1)%	(0.3)%	7.2%	5.6%	
Net cruise costs per ALBD	$ 125.44	$ 127.32	$ 126.11	$ 124.37	$ 115.96
% (decrease) increase vs. prior year	(0.5)%	1.0 %	8.8%	7.3%	
Net cruise costs excluding fuel per ALBD	$ 92.36	$ 94.23	$ 94.76	$ 93.02	$ 91.59
% (decrease) increase vs. prior year	(2.5)%	(0.6)%	3.5%	1.6%	

Non-GAAP diluted earnings per share was computed as follows (in millions, except per share data):

	Years Ended November 30,		
	2012	2011	2010
Net income – diluted			
U.S. GAAP net income	$1,298	$1,912	$1,989 (a)
Ibero goodwill and trademark impairment charges	173	-	-
Unrealized gains on fuel derivatives, net	(6)	(1)	-
Non-GAAP net income	$1,465	$1,911	$1,989 (a)
Weighted-average shares outstanding – diluted	779	789	805
Earnings per share – diluted			
U.S. GAAP earnings per share	$ 1.67	$ 2.42	$ 2.47
Ibero goodwill and trademark impairment charges	0.22	-	-
Unrealized gains on fuel derivatives, net	(0.01)	-	-
Non-GAAP earnings per share	$ 1.88	$ 2.42	$ 2.47

(a) For 2010, diluted net income included an add-back of interest expense on dilutive convertible notes.

Net cruise revenues decreased $227 million, or 1.8%, to $12.3 billion in 2012 from $12.5 billion in 2011. This was caused by a 2.5% decrease in constant dollar net revenue yields, which accounted for $321 million, and the net currency impact, which accounted for $267 million, partially offset by our 2.9% capacity increase in ALBDs, which accounted for $361 million. The 2.5% decrease in net revenue yields on a constant dollar basis was comprised of a 3.9% decrease in net passenger ticket revenue yields, partially offset by a 2.4% increase in net onboard and other revenue yields. The 3.9% decrease in net passenger ticket revenue yields was principally due to our EAA brands with a 7.6% yield decrease, which was affected by the direct and indirect consequences of the ship incident and the challenging economic environment in Europe. The 2.4% increase in net onboard and other revenue yields was primarily due to higher onboard spending by guests from our North America brands, partially offset by lower yields from certain of our EAA brands, driven by lower occupancy, principally at Costa. Gross cruise revenues decreased $344 million, or 2.2%, to $15.2 billion in 2012 from $15.5 billion in 2011 for largely the same reasons as discussed above.

Net cruise costs excluding fuel of $6.6 billion in 2012 were flat compared to 2011. Our 2.9% capacity increase in ALBDs, which accounted for $190 million, was offset by the net currency impact, which accounted for $135 million, and a slight decrease in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $38 million.

Fuel costs increased $188 million, or 8.6%, to $2.4 billion in 2012 from $2.2 billion in 2011. This was caused by higher fuel prices, which accounted for $214 million, and a 2.9% capacity increase in ALBDs, which accounted for $63 million, partially offset by lower fuel consumption per ALBD, which accounted for $89 million.

Gross cruise costs increased $88 million, or 0.7% to $11.9 billion in 2012 from $11.8 billion in 2011 for principally the same reasons as discussed above.

2011 Compared to 2010

Revenues

Consolidated

Cruise passenger ticket revenues made up 77% of our 2011 total revenues. Cruise passenger ticket revenues increased by $1.1 billion, or 9.7%, to $12.2 billion in 2011 from $11.1 billion in 2010. This increase was substantially due to our 5.1% capacity increase in ALBDs, which accounted for $571 million, a weaker U.S. dollar against the euro, sterling and Australian dollar (referred to as "the currency impact"), which accounted for $257 million, an overall continuing recovery in cruise ticket pricing, which accounted for $155 million, and a slight increase in occupancy percentage, which accounted for $63 million. Our 2011 cruise passenger ticket pricing increase was affected by the close-in deployment changes resulting from the geo-political events in the Middle East and North Africa ("MENA"), and to a lesser extent, the earthquake and resulting nuclear disaster in Japan as well as the European debt crisis (see "Key Performance Non-GAAP Financial Indicators").

The remaining 23% of 2011 total revenues were substantially all comprised of onboard and other cruise revenues, which increased by $253 million, or 8.1%, to $3.4 billion in 2011 from $3.1 billion in 2010. This increase was principally driven by our 5.1% capacity increase in ALBDs, which accounted for $160 million, and the currency impact, which accounted for $58 million. Onboard and other revenues included concession revenues of $1.1 billion in 2011 and $958 million in 2010.

North America Brands

Cruise passenger ticket revenues made up 76% of our 2011 total revenues. Cruise passenger ticket revenues increased by $444 million, or 7.0%, to $6.8 billion in 2011 from $6.3 billion in 2010. This increase was substantially due to a continuing recovery in cruise ticket pricing, particularly in the second half of 2011, which accounted for $186 million, our 2.8% capacity increase in ALBDs, which accounted for $176 million, and a 1.1 percentage point increase in occupancy, which accounted for $66 million.

The remaining 24% of 2011 total revenues were comprised of onboard and other cruise revenues, which increased $98 million, or 4.8%, to $2.2 billion in 2011 from $2.1 billion in 2010. This increase was primarily driven by our 2.8% capacity increase in ALBDs, which accounted for $57 million. Onboard and other revenues included concession revenues of $681 million in 2011 and $628 million in 2010.

EAA Brands

Cruise passenger ticket revenues made up 83% of our 2011 total revenues. Cruise passenger ticket revenues increased $633 million, or 13%, to $5.4 billion in 2011 from $4.8 billion in 2010. This increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $431 million, and the currency impact, which accounted for $257 million. Cruise passenger ticket revenues were impacted by the close-in MENA deployment changes.

The remaining 17% of 2011 total revenues were comprised of onboard and other cruise revenues, which increased $141 million, or 15%, to $1.1 billion in 2011 from $1.0 billion in 2010. This increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $87 million, and the currency impact, which accounted for $58 million. Onboard and other revenues included concession revenues of $397 million in 2011 and $330 million in 2010.

Costs and Expenses

Consolidated

Operating costs and expenses increased $1.2 billion, or 13%, to $10.3 billion in 2011 from $9.1 billion in 2010. This increase was substantially due to higher fuel prices, which accounted for $535 million, our 5.1% capacity increase in ALBDs, which accounted for $457 million, the currency impact, which accounted for $143 million, and inflationary pressures on crew travel, food, freight and other hotel operating expenses.

Selling and administrative expenses increased $103 million, or 6.4%, to $1.7 billion in 2011 from $1.6 billion in 2010.

Depreciation and amortization expense increased $106 million, or 7.5%, to $1.5 billion in 2011 from $1.4 billion in 2010.

Our total costs and expenses as a percentage of revenues increased to 86% in 2011 from 84% in 2010.

North America Brands

Operating costs and expenses increased $554 million, or 10%, to $5.8 billion in 2011 from $5.3 billion in 2010. This increase was principally due to higher fuel prices, which accounted for $328 million, and our 2.8% capacity increase in ALBDs, which accounted for $148 million.

Our total costs and expenses as a percentage of total revenues increased to 86% in 2011 from 84% in 2010.

EAA Brands

Operating costs and expenses increased $672 million, or 19%, to $4.2 billion in 2011 from $3.6 billion in 2010. This increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $323 million, higher fuel prices, which accounted for $207 million, and the currency impact, which accounted for $143 million.

Selling and administrative expenses increased $71 million, or 12%, to $655 million in 2011 from $584 million in 2010. The increase was caused by our 9.0% capacity increase in ALBDs, which accounted for $53 million, and the currency impact, which accounted for $29 million.

Depreciation and amortization expense increased $74 million, or 15%, to $579 million in 2011 from $505 million in 2010. The increase was substantially due to $46 million from our 9.0% capacity increase in ALBDs principally through the addition of new ships and the currency impact, which accounted for $26 million.

Our total costs and expenses as a percentage of total revenues increased to 84% in 2011 from 81% in 2010.

Operating Income

Our consolidated operating income of $2.3 billion decreased slightly in 2011 compared to 2010. Our North America brands' operating income of $1.3 billion decreased $74 million, or 5.5%, in 2011 compared to 2010, and our EAA brands' operating income of $1.0 billion decreased $43 million, or 4.0%, in 2011 compared to 2010. These decreases were principally due to the reasons discussed above.

Key Performance Non-GAAP Financial Indicators

Net cruise revenues increased $1.1 billion, or 9.7%, to $12.5 billion in 2011 from $11.4 billion in 2010. This was caused by a 5.1% capacity increase in ALBDs, which accounted for $589 million, the currency impact, which accounted for $265 million, and a 2.1% increase in constant dollar net revenue yields, which accounted for $253 million. The 2.1% increase in net revenue yields on a constant dollar basis was comprised of a 2.3% increase in net passenger ticket revenue yields and a 1.4% increase in net onboard and other revenue yields. The 2.3% increase in net passenger ticket revenue yields was driven by the continuing recovery in pricing at our North American brands as they achieved an almost four percent net revenue yield increase while our EAA brands net revenue yields were in line with the prior year despite all of their challenges, including MENA, the earthquake and resulting nuclear disaster in Japan and the European debt crisis. Gross cruise revenues increased $1.3 billion, or 9.4%, to $15.5 billion in 2011 from $14.2 billion in 2010 for largely the same reasons as discussed above.

Net cruise costs excluding fuel increased $536 million, or 8.8%, to $6.6 billion in 2011 from $6.1 billion in 2010. This was caused by our 5.1% capacity increase in ALBDs, which accounted for $314 million, the currency impact, which accounted for $122 million, and a 1.6% increase in constant dollar net cruise costs excluding fuel per ALBD, which accounted for $100 million. The 1.6% increase in constant dollar net cruise costs excluding fuel per ALBD was principally driven by inflationary pressures on crew travel, food, freight and other hotel operating expenses.

Fuel costs increased $571 million, or 35%, to $2.2 billion in 2011 from $1.6 billion in 2010. This was caused by higher fuel prices, which accounted for $535 million, and a 5.1% capacity increase in ALBDs, which accounted for $83 million, partially offset by lower fuel consumption per ALBD, which accounted for $46 million.

Gross cruise costs increased $1.3 billion, or 13% to $11.8 billion in 2011 from $10.5 billion in 2010 for principally the same reasons as discussed above.

Liquidity, Financial Condition and Capital Resources

Our primary financial goals are to profitably grow our cruise business, while maintaining a strong balance sheet. Our ability to generate significant operating cash flows allows us to internally fund all of our capital investment program and still have a substantial amount of free cash flow, which we intend to return to shareholders in the form of dividends and opportune share buybacks. During 2012, we generated $3.0 billion of cash from operations and used $1.8 billion to fund net capital expenditures, leaving us with $1.2 billion of free cash flow. All of this free cash flow was returned to shareholders through our $0.25 per share regular quarterly dividend, our $0.50 per share special dividend and by repurchasing 2.6 million of Carnival Corporation common stock. This is the second consecutive year that we returned all our free cash flow to shareholders. Other objectives of our capital structure policy are to maintain an acceptable level of liquidity with our available cash and cash equivalents and committed financings for immediate and future liquidity needs, and a reasonable debt maturity profile that is spread out over a number of years.

Based on our historical results, projections and financial condition, we believe that our future operating cash flows and liquidity will be sufficient to fund all of our expected capital projects including shipbuilding commitments, debt service requirements, working capital needs and other firm commitments over the next several years. However, as we intend to continue to return all of our free cash flow to shareholders, we expect to issue debt in the future to supplement our committed ship financings in order to repay certain of our debt as it matures. We believe that our ability to generate significant operating cash flows and our strong balance sheet as evidenced by our investment grade credit ratings provide us with the ability in most financial credit market environments to obtain such debt financing. However, our future operating cash flows and our ability to issue debt can be adversely impacted by numerous factors outside our control including, but not limited to, those noted under "Cautionary Note Concerning Factors That May Affect Future Results." If our long-term senior unsecured credit ratings were to be downgraded or assigned a negative outlook, our access to, and cost of, debt financing may also be negatively impacted.

At November 30, 2012, we had a working capital deficit of $5.5 billion. This deficit included $3.1 billion of customer deposits, which represent the passenger revenues we collect in advance of sailing dates and, accordingly, are substantially more like deferred revenue balances rather than actual current cash liabilities. Our November 30, 2012 working capital deficit also included $1.7 billion of current debt obligations, which are substantially related to our export credit facilities, bank loans and other debt. We continue to generate substantial cash from operations and have a strong balance sheet. This strong balance sheet provides us with the ability to refinance our current debt obligations before, or as they become due in most financial credit market environments. We also have our revolving credit facility available to provide long-term rollover financing should the need arise, or if we choose to do so. After excluding customer deposits and current debt obligations from our November 30, 2012 working capital deficit balance, our non-GAAP adjusted working capital deficit was $709 million. Our business model, along with our unsecured revolving credit facilities, allows us to operate with a working capital deficit and still meet our operating, investing and financing needs. We believe we will continue to have working capital deficits for the foreseeable future.

Sources and Uses of Cash

Our business provided $3.0 billion of net cash from operations during 2012, a decrease of $767 million, or 20%, compared to $3.8 billion in 2011. This decrease was substantially due to less cash being provided from our operating results and customer deposits.

During 2012, our expenditures for capital projects were $2.3 billion, of which $1.7 billion was spent on our ongoing new shipbuilding program, including $1.5 billion for the final delivery payments for *AIDAmar*, *Carnival Breeze* and *Costa Fascinosa*. In addition to our new shipbuilding program, we had capital expenditures of $0.4 billion for ship improvements and replacements and $0.2 billion for information technology, buildings and other assets. Furthermore, in 2012 we received $508 million of euro-denominated hull and machinery insurance proceeds for the total loss of a ship.

During 2012, we repaid a net $224 million of short-term borrowings in connection with our availability of, and needs for, cash at various times throughout the year. In addition, during 2012, we repaid $1.1 billion of scheduled long-term debt payments. Furthermore, during 2012, we borrowed $946 million of new long-term debt substantially all under two export credit facilities. Finally, we paid cash dividends of $779 million and purchased $90 million of Carnival Corporation common stock in open market transactions during 2012.

Future Commitments and Funding Sources

At November 30, 2012, our contractual cash obligations were as follows (in millions):

	Payments Due by						
	2013	2014	2015	2016	2017	Thereafter	Total
Recorded Contractual Cash Obligations							
Short-term borrowings (a)	$ 56						$ 56
Long-term debt (a)	1,678	$1,615	$1,269	$ 848	$593	$2,843	8,846
Other long-term liabilities reflected on the balance sheet (b)	90	113	79	50	65	279	676
Unrecorded Contractual Cash Obligations							
Shipbuilding (c)	1,138	1,584	1,700	1,122	-	-	5,544
Operating leases (c)	43	41	38	34	25	179	360
Port facilities and other (c)	135	127	121	113	105	678	1,279
Purchase obligations (d)	770	99	63	53	24	33	1,042
Fixed rate interest payments (e)	309	247	182	134	110	605	1,587
Floating rate interest payments (e)	28	27	22	25	24	86	212
Total Contractual Cash Obligations (f)	$4,247	$3,853	$3,474	$2,379	$946	$4,703	$19,602

(a) Our debt, excluding short-term borrowings, has a weighted-average maturity of 4.3 years. See "Note 5 – Debt" in the accompanying consolidated financial statements for additional information regarding these debt obligations.

(b) Represents cash outflows for certain of our long-term liabilities, including their current portion, that could be reasonably estimated. The primary outflows are for estimates of our compensation plans' obligations, crew and guest claims, uncertain income tax position liabilities and certain deferred income taxes. Other deferred income taxes have been excluded from the table because they do not require a cash settlement in the future.

(c) Our shipbuilding contractual obligations are legal commitments and, accordingly, cannot be cancelled without cause by the shipyards or us, and such cancellation will subject the defaulting party to significant contractual liquidating damage payments. See "Note 6 – Commitments" in the accompanying consolidated financial statements for additional information regarding these contractual cash obligations.

(d) Represents legally-binding commitments to purchase inventory and other goods and services made in the normal course of business to meet operational requirements. Many of our contracts contain clauses that allow us to terminate the contract with notice, either with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for their termination.

(e) Fixed rate interest payments represent cash outflows for fixed interest payments, including interest swapped from a floating rate to a fixed rate. Floating rate interest payments represent forecasted cash outflows for interest payments on floating rate debt using the November 30, 2012 forward interest rates for the remaining terms of the loans.

(f) Amounts payable in foreign currencies, which are principally the euro, sterling and Australian dollars, are based on the November 30, 2012 exchange rates.

As of November 30, 2012, our annual capital expenditures for ships under contract for construction, estimated improvements to existing ships and shoreside assets for 2013, 2014, 2015 and 2016 are expected to be $2.0 billion, $2.2 billion, $2.5 billion and $1.9 billion, respectively.

The year-over-year percentage increase in our annual capacity for 2013, 2014, 2015 and 2016 is currently expected to be 3.5%, 1.7%, 4.8% and 4.6%, respectively. These percentage increases result primarily from contracted new ships entering service and exclude any unannounced future ship orders, acquisitions, retirements, charters or sales.

In September 2007, our Boards of Directors authorized the repurchase of up to an aggregate of $1 billion of Carnival Corporation common stock and Carnival plc ordinary shares subject to certain restrictions under the Repurchase Program. The Repurchase Program does not have an expiration date and may be discontinued by our Boards of Directors at any time.

During 2012 and 2011, we repurchased 2.6 million shares and 13.5 million shares of Carnival Corporation common stock for $90 million and $413 million under the Repurchase Program, respectively. During 2010, there were no repurchases of Carnival Corporation common stock under the Repurchase Program. In addition, during 2011, we also repurchased 1.3 million ordinary shares of Carnival plc for $41 million under the Repurchase Program. During 2012 and 2010, there were no repurchases of Carnival plc ordinary shares under the Repurchase Program. At November 30, 2012, the remaining availability under the Repurchase Program was $244 million. There were 2.1 million shares of Carnival Corporation common stock repurchased for $78 million under the Repurchase Program from December 1, 2012 through January 16, 2013. On January 16, 2013, the Boards of Directors increased the remaining authorization available under the Repurchase Program back to $1 billion, which was fully available at January 22, 2013.

In addition to the Repurchase Program, the Boards of Directors have authorized the repurchase of up to 19.2 million Carnival plc ordinary shares and up to 32.8 million shares of Carnival Corporation common stock under the Stock Swap programs. Depending on market conditions and other factors, we may purchase shares of Carnival Corporation common stock and/or Carnival plc ordinary shares under the Repurchase Program and the Stock Swap programs concurrently. We use the Stock Swap programs in situations where we can obtain an economic benefit because either Carnival Corporation common stock or Carnival plc ordinary shares are trading at a price that is at a premium or discount to the price of Carnival plc ordinary shares or Carnival Corporation common stock, as the case may be. This economic benefit is used for general corporate purposes, which could include repurchasing additional stock under the Repurchase Program. Carnival plc ordinary share repurchases under both the Repurchase Program and the Stock Swap authorizations require annual shareholder approval. The existing shareholder approval is limited to a maximum of 21.5 million ordinary shares and is valid until the earlier of the conclusion of the Carnival plc 2013 annual general meeting or October 10, 2013. Finally, under the Stock Swap programs, any sales of the Carnival Corporation common stock and Carnival plc ordinary shares have been or will be registered under the Securities Act.

During 2012 and 2011, no Carnival Corporation common stock or Carnival plc ordinary shares were sold or repurchased under the Stock Swap programs. During 2010, Carnival Investments Limited sold 14.8 million shares of Carnival plc ordinary shares for total net proceeds of $545 million. Substantially all of the net proceeds of these sales were used to purchase 14.8 million shares of Carnival Corporation common stock. During 2010, no Carnival Corporation common stock was sold and no Carnival plc ordinary shares were repurchased under the Stock Swap program. At January 22, 2013, the remaining availability under the Stock Swap programs repurchase authorizations were 18.1 million Carnival plc ordinary shares and 32.8 million Carnival Corporation common stock.

At November 30, 2012, we had liquidity of $6.0 billion. Our liquidity consisted of $195 million of cash and cash equivalents, which excludes $270 million of cash used for current operations, $2.5 billion available for borrowing under our revolving credit facilities and $3.3 billion under committed ship financings. Of this $3.3 billion of committed ship financings, $0.8 billion, $1.0 billion, $1.0 billion and $0.4 billion are scheduled to be funded in 2013, 2014, 2015 and 2016, respectively. Substantially all of our revolving credit facilities are scheduled to mature in 2016. These commitments are from numerous large and well-established banks and export credit agencies, which we believe will honor their contractual agreements with us.

In December 2012, we issued $500 million of unsecured publicly-traded notes, which bear interest at 1.9% and are due in 2017. We are using the net proceeds of these notes for general corporate purposes, including the repayment of portions of debt facilities maturing in 2013.

Substantially all of our debt agreements contain financial covenants as described in "Note 5 – Debt" in the accompanying consolidated financial statements. At November 30, 2012, we believe we were in compliance with our debt covenants. In addition, based on, among other things, our forecasted operating results, financial condition and cash flows, we expect to be in compliance with our debt covenants for the foreseeable future. Generally, if an event of default under any debt agreement occurs, then pursuant to cross default acceleration clauses, substantially all of our outstanding debt and derivative contract payables could become due, and all debt and derivative contracts could be terminated.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

For a discussion of our hedging strategies and market risks, see the discussion below and "Note 11 – Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements.

Foreign Currency Exchange Rate Risks

Operational and Investment Currency Risks

We have $235 million of foreign currency forwards that are designated as hedges of our net investments in foreign operations, which have a euro-denominated functional currency, thus partially offsetting this foreign currency exchange rate risk. Based on a 10% hypothetical change in the U.S. dollar to euro exchange rate as of November 30, 2012, we estimate that these foreign currency forwards' fair values would change by $24 million, which would be offset by a corresponding change of $24 million in the U.S. dollar value of our net investments. In addition, based on a 10% hypothetical change in the U.S. dollar to euro, sterling and Australian dollar exchange rates as of November 30, 2012, which are the functional currencies that we translate into our U.S. dollar reporting currency, we estimate that our 2013 full year December 20, 2012 non-GAAP guidance would change by $0.20 per share.

Newbuild Currency Risks

In June 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of *Royal Princess*' euro-denominated shipyard payments. These collars mature in May 2013 at a weighted-average ceiling rate of $1.30 to the euro, or $560 million, and a weighted-average floor rate of $1.19 to the euro, or $512 million. If the spot rate is between these two rates on the date of maturity, then we would not owe or receive any payments under these collars.

In July 2012, we entered into foreign currency zero cost collars that are designated as cash flow hedges for a portion of P&O Cruises (UK) newbuild's euro-denominated shipyard payments. These collars mature in February 2015 at a weighted-average ceiling rate of £0.83 to the euro, or $294 million, and a weighted-average floor rate of £0.77 to the euro, or $272 million. If the spot rate is between these two rates on the date of maturity, then we would not owe or receive any payments under these collars.

At November 30, 2012, the estimated fair value of our outstanding foreign currency zero cost collars was a net asset of $16 million. Based on a 10% hypothetical increase or decrease in the November 30, 2012 U.S. dollar and sterling rates to euro exchange rates, we estimate the fair value of these collars would increase $60 million or decrease $40 million, respectively.

At November 30, 2012, substantially all our remaining newbuild currency exchange rate risk relates to euro-denominated newbuild construction payments for *Regal Princess* and a portion of P&O Cruises (UK)'s newbuild. These newbuild contracts have remaining commitments of $1.1 billion. The functional currency cost of each of these ships will increase or decrease based on changes in the exchange rates until the payments are made under the shipbuilding contract, or we enter into a foreign currency hedge. Based on a 10% hypothetical change in the U.S. dollar and sterling to euro exchange rates as of November 30, 2012, the unpaid cost of these ships would have a corresponding change of $111 million.

Interest Rate Risks

At November 30, 2012, we have interest rate swaps that effectively changed $269 million of EURIBOR-based floating rate euro debt to fixed rate euro debt. Based on a 10% hypothetical change in the November 30, 2012 market interest rates, the fair value of all our debt and related interest rate swaps would change by $84 million. In addition, based on a 10% hypothetical change in the November 30, 2012 market interest rates, our annual interest expense on floating rate debt, including the effect of our interest rate swaps, would change by an insignificant amount. Substantially all of our fixed rate debt can only be called or prepaid by incurring significant costs, therefore it is unlikely we will be able to take any significant steps in the short-term to mitigate our fixed rate debt exposure in the event of a significant decrease in market interest rates.

Fuel Price Risks

Our exposure to market risk for changes in fuel prices substantially all relates to the consumption of fuel on our ships. We expect to consume approximately 3.3 million metric tons of fuel in 2013. Based on a 10% hypothetical change in our December 20, 2012 guidances' forecasted average fuel price, we estimate that our 2013 fuel expense, excluding the effect of zero cost collar fuel derivatives, would change by $230 million.

We use our fuel derivatives program to mitigate a portion of our economic risk attributable to potential fuel price increases. See "Note 11 – Fair Value Measurements, Derivative Instruments and Hedging Activities" in the accompanying consolidated financial statements for additional discussion of our fuel derivatives program.

At November 30, 2012, we had fuel derivatives consisting of zero cost collars on Brent to cover a portion of our estimated fuel consumption through 2016. Based on a 10% hypothetical change in the Brent spot price used in our December 20, 2012 guidance, there would be no impact to our 2013 cash flows from realized gains and losses on our fuel derivatives as the resulting Brent price would remain within the ceiling and floor Brent prices established by these collars.

At November 30, 2012, the estimated fair value of our outstanding fuel derivative contracts was a net asset of $6 million. Based on a 10% hypothetical increase or decrease in the November 30, 2012 Brent forward price curve, we estimate the fair value of our fuel derivatives would increase $120 million or decrease $105 million, respectively.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below for 2008 through 2012 and as of the end of each such year, except for the other statistical data, are derived from our audited consolidated financial statements and should be read in conjunction with those consolidated financial statements and the related notes.

	Years Ended November 30,				
	2012	2011	2010	2009	2008
	(dollars in millions, except per share, per ton and currency data)				
Statements of Income Data					
Revenues	$15,382	$15,793	$14,469	$13,460	$14,947
Operating income	$ 1,642 (a)	$ 2,255	$ 2,347	$ 2,154	$ 2,729
Net income	$ 1,298 (a)	$ 1,912	$ 1,978	$ 1,790	$ 2,324
Earnings per share					
Basic	$ 1.67	$ 2.43	$ 2.51	$ 2.27	$ 2.96
Diluted	$ 1.67	$ 2.42	$ 2.47	$ 2.24	$ 2.90
Non-GAAP Net Income (b)	$ 1,465	$ 1,911	$ 1,978	$ 1,790	$ 2,324
Non-GAAP earnings per share – diluted (b)	$ 1.88	$ 2.42	$ 2.47	$ 2.24	$ 2.90
Dividends declared per share	$ 1.50 (c)	$ 1.00	$ 0.40	$ -	$ 1.60
Statements of Cash Flow Data					
Cash provided by operating activities	$ 2,999	$ 3,766	$ 3,818	$ 3,342	$ 3,391
Cash used in investing activities	$ 1,772 (d)	$ 2,646	$ 3,501	$ 3,384	$ 3,255
Capital expenditures	$ 2,332	$ 2,696	$ 3,579	$ 3,380	$ 3,353
Cash used in financing activities	$ 1,190	$ 1,093	$ 404	$ 93	$ 315
Dividends paid	$ 779	$ 671	$ 237	$ 314	$ 1,261
Other Statistical Data					
ALBDs (in thousands)	71,976	69,971	66,545	62,106	58,943
Passengers carried (in thousands)	9,829	9,559	9,147	8,519	8,183
Occupancy percentage	105.5%	106.2%	105.6%	105.5%	105.7%
Fuel consumption (metric tons in thousands)	3,354	3,395	3,319	3,184	3,179
Fuel cost per metric ton consumed	$ 710	$ 646	$ 489	$ 363	$ 558
Currencies					
U.S. dollar to €1	$ 1.28	$ 1.40	$ 1.33	$ 1.39	$ 1.49
U.S. dollar to £1	$ 1.58	$ 1.60	$ 1.55	$ 1.56	$ 1.90
U.S. dollar to Australian dollar	$ 1.03	$ 1.03	$ 0.91	$ 0.77	$ 0.87

	As of November 30,				
	2012	2011	2010	2009	2008
	(dollars in millions)				
Balance Sheet and Other Data					
Total assets	$39,161	$38,637	$37,490	$36,835	$33,400
Total debt	$ 8,902	$ 9,353	$ 9,364	$10,047	$ 9,343
Total shareholders' equity	$23,929	$23,832	$23,031	$22,039	$19,137
Total debt to capital (e)	27.1%	28.2%	28.9%	31.3%	32.9%

(a) Includes $173 million of impairment charges related to Ibero's goodwill and trademarks.

(b) For a discussion of the reconciliation to U.S. GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) Includes a special dividend of $0.50 per share.

(d) Net of $508 million of euro-denominated hull and machinery insurance proceeds received for the total loss of a ship.

(e) Percentage of total debt to the sum of total debt and shareholders' equity.

MARKET PRICE FOR COMMON STOCK AND ORDINARY SHARES

Carnival Corporation's common stock, together with paired trust shares of beneficial interest in the P&O Princess Special Voting Trust, which holds a Special Voting Share of Carnival plc, is traded on the NYSE under the symbol "CCL." Carnival plc's ordinary shares trade on the London Stock Exchange under the symbol "CCL." Carnival plc's American Depository Shares ("ADSs"), each one of which represents one Carnival plc ordinary share, are traded on the NYSE under the symbol "CUK." The depository for the ADSs is JPMorgan Chase Bank. The daily high and low stock sales price for the periods indicated on their primary exchange was as follows:

	Carnival Corporation		Carnival plc			
	Per Share		Per Ordinary Share		Per ADS	
	High	Low	High	Low	High	Low
2012						
Fourth Quarter	$39.40	$34.41	£25.76	£21.24	$40.78	$33.82
Third Quarter	$35.61	$30.65	£23.21	£20.23	$35.99	$31.03
Second Quarter	$33.23	$29.22	£21.18	£18.31	$33.43	$28.88
First Quarter	$35.23	$29.15	£23.14	£16.00	$35.91	$28.87
2011						
Fourth Quarter	$37.31	$28.52	£23.78	£18.23	$38.59	$28.85
Third Quarter	$38.83	$29.07	£24.83	£16.77	$40.06	$28.63
Second Quarter	$42.58	$36.90	£27.88	£23.42	$44.49	$38.54
First Quarter	$48.11	$40.52	£32.34	£26.04	$50.35	$41.58

As of January 22, 2013, there were 3,617 holders of record of Carnival Corporation common stock and 35,072 holders of record of Carnival plc ordinary shares and 93 holders of record of Carnival plc ADSs. The past performance of our share prices cannot be relied on as a guide to their future performance.

All dividends for both Carnival Corporation and Carnival plc are declared in U.S. dollars. If declared, holders of Carnival Corporation common stock and Carnival plc ADSs receive a dividend payable in U.S. dollars. The dividends payable for Carnival plc ordinary shares are payable in sterling, unless the shareholders elect to receive the dividends in U.S. dollars. Dividends payable in sterling will be converted from U.S. dollars into sterling at the U.S. dollar to sterling exchange rate quoted by the Bank of England in London at 12:00 p.m. on the next combined U.S. and UK business day that follows the quarter end.

The payment and amount of any future dividend is within the discretion of the Boards of Directors. Our dividends were and will be based on a number of factors, including our earnings, liquidity position, financial condition, tone of business, capital requirements, credit ratings and the availability and cost of obtaining new debt. We cannot be certain that Carnival Corporation and Carnival plc will continue their dividend in the future, and if so, the amount and timing of such future dividends are not determinable and may be different than prior declarations.

STOCK PERFORMANCE GRAPHS

Carnival Corporation

The following graph compares the Price Performance of $100 if invested in Carnival Corporation common stock with the Price Performance of $100 if invested in each of the Dow Jones U.S. Travel and Leisure Index (the "Dow Jones Travel & Leisure Index"), the FTSE 100 Index, the Morningstar Leisure/Lodging/Resorts and Casinos Blended Index (the "Morningstar Leisure Index") and the S&P 500 Index. The Morningstar Leisure Index was selected for inclusion in the performance graph for 2012 because we believe its components comprise a more appropriate comparison to Carnival Corporation. The Price Performance, as used in the Performance Graph, is calculated by assuming $100 is invested at the beginning of the period in Carnival Corporation common stock at a price equal to the market value. At the end of each year, the total value of the investment is computed by taking the number of shares owned, assuming Carnival Corporation dividends are reinvested on an annual basis, multiplied by the market price of the shares at the end of each year.

5-YEAR CUMULATIVE TOTAL RETURNS


DOLLARS
$140
$120
$100
$80
$60
$40
$20
2007
2008
2009
2010
2011
2012
Carnival Corporation Common Stock
Dow Jones Travel & Leisure Index
FTSE 100 Index
Morningstar Leisure Index
S&P 500 Index

Assumes $100 Invested on November 30, 2007
Assumes Dividends Reinvested
Years Ended November 30,

	2007	2008	2009	2010	2011	2012
Carnival Corporation Common Stock	$100	$49	$75	$ 97	$ 80	$ 96
Dow Jones Travel & Leisure Index	$100	$55	$77	$113	$119	$135
FTSE 100 Index	$100	$52	$71	$ 74	$ 78	$ 88
Morningstar Leisure Index	$100	$33	$57	$ 94	$ 89	$106
S&P 500 Index	$100	$62	$78	$ 85	$ 92	$107

Carnival plc

The following graph compares the Price Performance of $100 invested in Carnival plc ADSs, each representing one ordinary share of Carnival plc, with the Price Performance of $100 invested in each of the indexes noted below. The Price Performance is calculated in the same manner as previously discussed.


5-YEAR CUMULATIVE TOTAL RETURNS
DOLLARS
$140
$120
$100
$80
$60
$40
$20
2007
2008
2009
2010
2011
2012
Carnival plc ADS
Dow Jones Travel & Leisure Index
FTSE 100 Index
Morningstar Leisure Index
S&P 500 Index

	Assumes $100 Invested on November 30, 2007 Assumes Dividends Reinvested Years Ended November 30,					
	2007	2008	2009	2010	2011	2012
Carnival plc ADS	$100	$51	$81	$100	$ 86	$104
Dow Jones Travel & Leisure Index	$100	$55	$77	$113	$119	$135
FTSE 100 Index	$100	$52	$71	$ 74	$ 78	$ 88
Morningstar Leisure Index	$100	$33	$57	$ 94	$ 89	$106
S&P 500 Index	$100	$62	$78	$ 85	$ 92	$107

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Our revenues from the sale of passenger tickets are seasonal. Historically, demand for cruises has been greatest during our third quarter, which includes the Northern Hemisphere summer months. This higher demand during the third quarter results in higher ticket prices and occupancy levels and, accordingly, the largest share of our operating income is earned during this period. The seasonality of our results also increases due to ships being taken out-of-service for maintenance, which we schedule during non-peak demand periods. In addition, substantially all of Holland America Princess Alaska Tours' revenue and net income is generated from May through September in conjunction with the Alaska cruise season.

Quarterly financial results for 2012 were as follows (in millions, except per share data):

	Quarters Ended			
	February 29	May 31	August 31	November 30
Revenues	$3,582	$3,538	$4,684	$3,579
Operating (loss) income	$ (82) (a)	$ 253	$1,295	$ 176
Net (loss) income	$ (139) (a)	$ 14	$1,330	$ 93
(Loss) earnings per share				
Basic	$(0.18)	$ 0.02	$ 1.71	$ 0.12
Diluted	$(0.18)	$ 0.02	$ 1.71	$ 0.12
Non-GAAP net income (a)(b)(c)	$ 13	$ 159	$1,194	$ 98
Non-GAAP earnings per share – diluted (c)	$ 0.02	$ 0.20	$ 1.53	$ 0.13
Dividends declared per share	$ 0.25	$ 0.25	$ 0.25	$ 0.75 (d)

(a) Includes $173 million of impairment charges related to Ibero's goodwill and trademarks, which is excluded from Non-GAAP net income.

(b) Excludes unrealized gains and (losses) on fuel derivatives, net of $21 million, $(145) million, $136 million and $(5) million for the February, May, August and November quarter-ends, respectively.

(c) For further discussion of the reconciliation to U.S. GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(d) Includes a special dividend of $0.50 per share.

Quarterly financial results for 2011 were as follows (in millions, except per share data):

	Quarters Ended			
	February 28	May 31	August 31	November 30
Revenues	$3,419	$3,620	$5,058	$3,696
Operating income	$ 235	$ 279	$1,433	$ 308
Net income	$ 152	$ 206	$1,337	$ 217
Earnings per share				
Basic	$ 0.19	$ 0.26	$ 1.69	$ 0.28
Diluted	$ 0.19	$ 0.26	$ 1.69	$ 0.28
Non-GAAP net income (a)	$ 152	$ 206	$1,337	$ 216
Non-GAAP earnings per share – diluted (a)	$ 0.19	$ 0.26	$ 1.69	$ 0.28
Dividends declared per share	$ 0.25	$ 0.25	$ 0.25	$ 0.25

(a) For further discussion of the reconciliation to U.S. GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CORPORATE AND OTHER INFORMATION

EXECUTIVE OFFICERS

CARNIVAL CORPORATION & PLC

Micky Arison
Chairman of the Board and
Chief Executive Officer

Howard S. Frank
Vice Chairman of the Board and
Chief Operating Officer

David Bernstein
Senior Vice President and
Chief Financial Officer

Arnaldo Perez
Senior Vice President,
General Counsel and Secretary

Larry Freedman
Chief Accounting Officer and
Vice President-Controller

CARNIVAL ASIA
Pier Luigi Foschi
Chairman and Chief Executive Officer

CARNIVAL CRUISE LINES
Gerald R. Cahill
President and Chief Executive Officer

CARNIVAL UK
David Dingle
Chief Executive Officer

COSTA CROCIERE S.p.A.
Michael Thamm
Chief Executive Officer

HOLLAND AMERICA LINE
Stein Kruse
President and Chief Executive Officer

PRINCESS CRUISES
Alan B. Buckelew
President and Chief Executive Officer

OTHER SENIOR OFFICERS

Richard D. Ames
Senior Vice President Corporate Shared Services
Carnival Corporation & plc

Bo-Erik Blomqvist
Senior Vice President
Corporate Shipbuilding
Carnival Corporation & plc

Richard Brilliant
Senior Vice President and Chief Audit Executive
Risk Advisory and Assurance Services
Carnival Corporation & plc

David Christie
Senior Vice President
Corporate Maritime Quality and Assurance
Carnival Corporation & plc

Peter Fetten
Senior Vice President
Corporate Ship Refit
Carnival Corporation & plc

James M. Hunn
Senior Vice President
Corporate Maritime Policy
Carnival Corporation & plc

Giora Israel
Senior Vice President
Global Port and Destination Development
Carnival Corporation & plc

Richard Meadows
President
Seabourn

Jerry Montgomery
Senior Vice President
Global Human Resources
Carnival Corporation & plc

Gianni Onorato
President
Costa Crociere S.p.A.

OTHER SENIOR OFFICERS (CONTINUED)

Alfredo Serrano
General Director
Iberocruceros

Ann Sherry
Chief Executive Officer
Carnival Australia

Michael Ungerer
President
AIDA Cruises

BOARD OF DIRECTORS

Micky Arison [3]
Chairman of the Board and
Chief Executive Officer
Carnival Corporation & plc

Sir Jonathon Band [4]
Former First Sea Lord and
Chief of Naval Staff
British Navy

Robert H. Dickinson
Former President and
Chief Executive Officer
Carnival Cruise Lines

Arnold W. Donald [2,4,5]
Principal
AWDPLC LLC

Pier Luigi Foschi
Chairman and Chief Executive Officer of
Carnival Asia and Chairman of
Costa Crociere S.p.A.

Howard S. Frank [3]
Vice Chairman of the Board and
Chief Operating Officer
Carnival Corporation & plc

Richard J. Glasier [1,2,5]
Former President and
Chief Executive Officer
Argosy Gaming Company

Debra Kelly-Ennis [4]
Former President and Chief Executive Officer
Diageo Canada, Inc.

Modesto A. Maidique [1]
President Emeritus and Professor of
Management, Florida International
University and Executive Director,
FIU Center for Leadership

Sir John Parker [4,5]
Chairman of Anglo American plc and
Vice Chairman of DP World Limited

Peter G. Ratcliffe
Former Chief Executive Officer
P&O Princess Cruises International

Stuart Subotnick [1,3,5]
President and
Chief Executive Officer
Metromedia Company

Laura Weil [1,2]
Executive Vice President and
Chief Operating Officer
New York & Company, Inc.

Randall J. Weisenburger [1]
Executive Vice President and
Chief Financial Officer
Omnicom Group Inc.

1 Audit Committee
2 Compensation Committee
3 Executive Committee
4 Health, Environmental, Safety & Security Committee
5 Nominating & Governance Committee

DIRECTORS EMERITUS AND LIFE PRESIDENTS

Ted Arison (1924-1999)
Chairman Emeritus, Carnival Corporation

Maks Birnbach (1920-2007)
Director Emeritus, Carnival Corporation

A. Kirk Lanterman
Chairman Emeritus,
Holland America Line Inc.

Meshulam Zonis (1933-2009)
Director Emeritus, Carnival Corporation

Uzi Zucker
Director Emeritus, Carnival Corporation & plc

Horst Rahe
Life President of AIDA Cruises

The Lord Sterling of Plaistow GCVO, CBE
Life President of P&O Cruises

OTHER INFORMATION

Corporate Headquarters
Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428 U.S.A.
305-599-2600

Registered Office
Carnival plc
Carnival House
5 Gainsford Street
London, SE1 2NE UK
44 (0) 20 7940 5381

Independent Registered Certified Public Accounting Firm
PricewaterhouseCoopers LLP
1441 Brickell Avenue, Suite 1100
Miami, Florida 33131-2330 U.S.A.

Registrars, Stock Transfer Agents and Dividend Reinvestment Plan Administrators
Carnival Corporation
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
U.S.A.
800-568-3476

Carnival plc
Equiniti Limited
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA UK
0871 384 2665 (UK)
44 121 415 7107 (Outside UK)

Legal Counsel
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064 U.S.A.

Other Shareholder Information
Copies of our joint Annual Report on Form 10-K, joint Quarterly Reports on Form 10-Q, joint Current Reports on Form 8-K, Carnival plc Annual Accounts and all amendments to those reports, press releases and other documents, as well as information on our cruise brands are available through our website at www.carnivalcorp.com or www.carnivalplc.com.



CARNIVAL
CORPORATION & PLC

Carnival Place 3665 N.W. 87th Avenue Miami Florida 33178-2428 U.S.A. www.carnivalcorp.com
Carnival House 5 Gainsford Street London SE1 2NE UK www.carnivalplc.com